Exhibit 99.1

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 AND FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

ATTACHMENT: INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

English Translation of a Report Originally Issued in Korean

To the Shareholders and the Board of Directors of

Woori Bank:

Report on the Consolidated Financial Statements

We have reviewed the accompanying consolidated interim financial statements of Woori Bank and subsidiaries (the “Group”). The financial statements consist of the consolidated statements of financial position as of March 31, 2016 and the consolidated statements of comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows, all expressed in Korean Won, for the three months ended March 31, 2016 and 2015, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

The Group’s management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent Accountants’ Responsibility

Our responsibility is to express a conclusion on the accompanying consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements of Woori Bank are not presented fairly, in all material respects, in accordance with K-IFRS 1034, Interim Financial Reporting.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”),

its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities.

DTTL (also referred to as “Deloitte Global”) does not provide services to clients.

Please see www.deloitte.com/kr/about for a more detailed description of DTTL and its member firms.

Member of Deloitte Touche Tohmatsu Limited

Others

We audited the consolidated statement of financial position as of December 31, 2015, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2015 (not presented in the accompanying consolidated financial statements, all expressed in Korean Won), in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion in our independent auditors’ report dated on March 4, 2016. The consolidated statement of financial position as of December 31, 2015 presented as a comparative purpose in the accompanying financial statements does not differ, in all material respects, from the audited consolidated statement of financial position as of December 31, 2015.

Accounting principles and review standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

May 13, 2016

Notice to Readers

This report is effective as of May 13, 2016, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the consolidated financial statements and may result in modifications to the accountants’ review report.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 AND FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

The accompanying consolidated financial statements including all footnote disclosures were prepared by and are the responsibility of the Group.

Kwang Goo Lee

Chairman and Chief Executive Officer

Main Office Address:	(Road Name Address) 51, Sogong-ro, Jung-gu, Seoul
(Phone Number) 02-2002-3000

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

	March 31, 2016	December 31, 2015
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	6,822,692	6,644,055
Financial assets at fair value through profit or loss (Notes 4,7,11,12,18 and 26)	5,236,388	5,132,657
Available-for-sale financial assets (Notes 4,8,11,12 and 18)	18,668,614	17,170,592
Held-to-maturity financial assets (Notes 4,9,11,12 and 18)	13,531,189	13,621,640
Loans and receivables (Notes 4,10,11,12,18 and 45)	260,107,519	244,842,062
Investments in joint ventures and associates (Note 13)	631,722	643,861
Investment properties (Note 14)	359,100	351,496
Premises and equipment (Notes 15 and 18)	2,453,502	2,471,206
Intangible assets and goodwill (Note 16)	412,033	419,806
Assets held for sale (Note 17)	15,693	17,904
Current tax assets (Note 42)	7,724	6,782
Deferred tax assets (Note 42)	146,816	210,597
Derivative assets (Notes 4,11,12 and 26)	278,648	183,128
Other assets (Notes 19 and 45)	220,831	143,286

Total assets	308,892,471	291,859,072

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4,11,12,20 and 26)	3,669,178	3,460,561
Deposits due to customers (Notes 4,11,21 and 45)	217,953,955	209,141,826
Borrowings (Notes 4,11,12 and 22)	19,422,140	20,033,917
Debentures (Notes 4,11 and 22)	21,219,309	21,898,859
Provisions (Notes 23, 44 and 45)	463,319	516,601
Net defined benefit liability (Note 24)	137,428	99,691
Current tax liabilities (Note 42)	138,620	108,943
Deferred tax liabilities (Note 42)	20,394	19,379
Derivative liabilities (Notes 4,11,12 and 26)	20,794	—
Other financial liabilities (Notes 4,11,12, 25 and 45)	25,909,380	16,964,206
Other liabilities (Notes 25 and 45)	340,155	305,174

Total liabilities	289,294,672	272,549,157

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015 (CONTINUED)

	March 31, 2016	December 31, 2015
	(Korean Won in millions)
EQUITY
Owners’ equity:	19,470,598	19,188,472
Capital stock (Note 28)	3,381,392	3,381,392
Hybrid securities (Note 29)	3,334,002	3,334,002
Capital surplus (Note 28)	294,259	294,259
Other equity (Note 30)	(1,489,667)	(1,547,303)
Retained earnings (Notes 31 and 32)
(Regulatory reserve for credit loss as of March 31, 2016 and December 31, 2015 is 2,255,252 million Won and 1,756,142 million Won, respectively
Regulatory reserve for credit loss to be reserved as of March 31, 2016 and December 31, 2015 is 18,032 million Won and 499,110 million Won, respectively
Planned provision of regulatory reserve for credit loss as of March 31, 2016 and December 31, 2015 is 18,032 million Won and 499,110 million Won, respectively)	13,950,612	13,726,122
Non-controlling interests	127,201	121,443

Total equity	19,597,799	19,309,915

Total liabilities and equity	308,892,471	291,859,072

See notes to consolidated financial statements

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

	For the three months ended March 31
	2016	2015
	(Korean Won in millions, except for per share data)
Interest income	2,151,508	2,203,370
Interest expense	(907,847)	(1,066,566)

Net interest income (Notes 34 and 45)	1,243,661	1,136,804
Fees and commissions income	449,641	415,605
Fees and commissions expense	(217,906)	(168,249)

Net fees and commissions income (Notes 35 and 45)	231,735	247,356
Dividend income (Note 36)	67,318	53,062
Net gain (loss) on financial instruments at fair value through profit or loss (Note 37)	(58,267)	37,614
Net gain (loss) on available-for-sale financial assets (Note 38)	9,287	(30,172)
Impairment losses due to credit loss (Notes 39 and 45)	(180,210)	(299,279)
General and administrative expenses (Notes 40 and 45)	(772,443)	(727,007)
Other net operating income(expenses) (Notes 40 and 45)	15,173	(121,082)

Operating income	556,254	297,296
Share of losses of joint ventures and associates (Notes 13)	(50)	(29,339)
Other net non-operating income	9,157	125,576

Non-operating income (Note 41)	9,107	96,237

Net income before income tax expense	565,361	393,533
Income tax expense (Note 42)	(118,857)	(93,582)

Net income
(Net income after the provision of regulatory reserve for credit loss for the three months ended March 31, 2016 and 2015 are 428,472 million Won and 94,976 million Won, respectively) (Note 32)	446,504	299,951

Remeasurement of the net defined benefit liability	(33,163)	(59,810)

Items that will not be reclassified to profit or loss	(33,163)	(59,810)
Gain on available-for-sale financial assets	98,034	64,143
Share of other comprehensive gain (loss) of joint ventures and associates	(3,378)	9,020
Loss on foreign currency translation of foreign operations	(11,417)	(14,311)
Gain on valuation of cash flow hedge	10,118	—

Items that may be reclassified to profit or loss	93,357	58,852

Other comprehensive income (loss), net of tax	60,194	(958)

Total comprehensive income	506,698	298,993

Net income attributable to:
Net income attributable to owners	443,292	290,781
Net income attributable to non-controlling interests	3,212	9,170
Total comprehensive income attributable to:
Comprehensive income attributable to owners	500,928	293,378
Comprehensive income attributable to non-controlling interests	5,770	5,615
Basic and diluted earnings per share (In Korean Won) (Note 43)	584	373

See notes to consolidated financial statements

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2015	3,381,392	2,538,823	291,066	(2,393,138)	14,165,358	17,983,501	109,924	18,093,425
Net income	—	—	—	—	290,781	290,781	9,170	299,951
Dividends to common stocks	—	—	—	—	(336,635)	(336,635)	(11)	(336,646)
Issuance of capital stocks in consolidated subsidiaries	—	—	(111)	—	—	(111)	13	(98)
Gain on valuation of available-for-sale financial assets	—	—	—	63,800	—	63,800	343	64,143
Changes in equity of joint ventures and associates	—	—	—	9,020	—	9,020	—	9,020
Foreign currency translation of foreign operations	—	—	—	(10,413)	—	(10,413)	(3,898)	(14,311)
Remeasurement of the net defined benefit liability	—	—	—	(59,809)	—	(59,809)	(1)	(59,810)
Dividends to hybrid securities	—	—	—	—	(39,809)	(39,809)	—	(39,809)
Appreciation of other capital surplus	—	—	—	806,640	(806,640)	—	—	—
Changes in other equity	—	—	—	—	—	—	55	55

March 31, 2015	3,381,392	2,538,823	290,955	(1,583,900)	13,273,055	17,900,325	115,595	18,015,920

January 1, 2016	3,381,392	3,334,002	294,259	(1,547,303)	13,726,122	19,188,472	121,443	19,309,915
Net income	—	—	—	—	443,292	443,292	3,212	446,504
Dividends to common stocks	—	—	—	—	(168,317)	(168,317)	(12)	(168,329)
Gain on valuation of available-for-sale financial assets	—	—	—	97,521	—	97,521	513	98,034
Changes in equity of joint ventures and associates	—	—	—	(3,378)	—	(3,378)	—	(3,378)
Foreign currency translation of foreign operations	—	—	—	(13,464)	—	(13,464)	2,047	(11,417)
Gain on valuation of cash flow hedge	—	—	—	10,118	—	10,118	—	10,118
Remeasurement of the net defined benefit liability	—	—	—	(33,161)	—	(33,161)	(2)	(33,163)
Dividends to hybrid securities	—	—	—	—	(50,485)	(50,485)	—	(50,485)

March 31, 2016	3,381,392	3,334,002	294,259	(1,489,667)	13,950,612	19,470,598	127,201	19,597,799

See notes to consolidated financial statements

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

	For the three months ended March 31
	2016	2015
	(Korean Won in millions)
Cash flows from operating activities:
Net income	446,504	299,951
Adjustments:
Income tax expense	118,857	93,582
Interest income	(2,151,508)	(2,203,370)
Interest expense	907,847	1,066,566
Dividend income	(67,318)	(53,062)

	(1,192,122)	(1,096,284)

Additions of expenses not involving cash outflows:
Impairment losses due to credit loss	180,210	299,279
Loss on valuation of financial instruments at fair value through profit or loss	69,941	—
Loss on available-for-sale financial assets	—	30,172
Share of losses of investments in joint ventures and associates	6,752	36,961
Loss on transaction of derivatives / valuation of derivatives	25,571	4,535
Loss on fair value hedged items	86,250	52,125
Provisions	8,025	53,184
Retirement benefits	38,167	32,765
Depreciation and amortization	72,835	63,988
Loss on disposal of premises and equipment and other assets	1,730	622
Impairment loss on premises and equipment and other assets	28	65

	489,509	573,696

Deduction of revenues not involving cash inflows:
Gain on valuation of financial instruments at fair value through profit or loss	—	15,022
Gain on available-for-sale financial assets	9,287	—
Share of profits of investments in joint ventures and associates	6,702	7,622
Gain on transaction of derivatives / valuation of derivatives	78,909	51,733
Gain on fair value hedged items	25,183	5,051
Reversal of provisions	334	203
Gain on disposal of investments in joint ventures and associates	1,199	—
Gain on disposal of premises and equipment and other assets	217	99
Reversal of impairment loss on premises and equipment and other assets	2,385	303

	124,216	80,033

Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	34,944	168,405
Loans and receivables	(15,393,267)	(10,566,587)
Other assets	(101,715)	(90,533)
Deposits due to customers	8,812,024	2,207,080
Provision for guarantee and loan commitment	(1,529)	(32,987)
Net defined benefit liability	(46,315)	(87,602)
Other financial liabilities	8,702,488	5,974,785
Other liabilities	29,853	(44,292)

	2,036,483	(2,471,731)

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015 (CONTINUED)

	For the three months ended March 31
	2016	2015
	(Korean Won in millions)
Cash received from (paid for) operating activities:
Interest income received	2,117,534	2,265,507
Interest expense paid	(861,829)	(1,231,309)
Dividends received	31,325	42,525
Income tax paid	(70,434)	(63,040)

Net cash provided by (used in) operating activities	2,872,754	(1,760,718)

Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of available-for-sale financial assets	3,740,932	5,532,208
Redemption of held-to-maturity financial assets	1,663,816	1,865,710
Disposal of investments in joint ventures and associates	13,587	29,787
Disposal of premises and equipment	—	23,479
Disposal of intangible assets	2,359	1,236
Disposal of assets held for sale	1,200	3,711

	5,421,894	7,456,131

Cash out-flows from investing activities:
Acquisition of Saudara Bank	—	38,551
Acquisition of available-for-sale financial assets	5,150,533	3,502,655
Acquisition of held-to-maturity financial assets	1,616,501	1,286,719
Acquisition of investments in joint ventures and associates	800	—
Acquisition of premises and equipment	17,177	43,888
Acquisition of intangible assets	20,528	16,623

	6,805,539	4,888,436

Net cash provided by(used in) investing activities	(1,383,645)	2,567,695

Cash flows from financing activities:
Cash in-flows from financing activities:
Net increase in borrowings	2,663,913	5,418,461
Issuance of debentures	3,702,019	3,371,781

	6,365,932	8,790,242

Cash out-flows from financing activities:
Net decrease in borrowings	3,284,948	3,890,757
Repayment of debentures	4,466,080	4,506,477
Dividends paid on hybrid securities	25,363	22,721

	7,776,391	8,419,955

Net cash provided by(used in) financing activities	(1,410,459)	370,287

Net increase in cash and cash equivalents	78,650	1,177,264
Cash and cash equivalents, beginning of the period(Note 6)	6,644,055	5,962,861
Effects of exchange rate changes on cash and cash equivalents	99,987	(18,631)

Cash and cash equivalents, end of the period (Note 6)	6,822,692	7,121,494

See notes to consolidated financial statements

WOORI BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

1. GENERAL

(1)	Summary of the parent company

Woori Bank (hereinafter referred to the “Bank”), which is a controlling entity in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1110 – Consolidated Financial Statements, was established in 1899 and is engaged in the commercial banking business under the Banking Law, trust business under the Financial Investment Services and Capital Market Act, and foreign exchange business with approval from the Bank of Korea (“BOK”) and the Ministry of Finance and Economy (“MOFE”).

On June 24, 2002, Woori Finance Holdings Co., Ltd. listed its common shares on the Korea Exchange through public offering. In addition, on September 29, 2003, the holding company registered with the Securities and Exchange Commission in the United States of America and, on the same day, listed its American Depositary Shares on the New York Stock Exchange.

Previously, Woori Finance Holdings Co., Ltd., the former holding company of Woori Financial Group, established on March 27, 2001 held a 100% ownership of the Bank. Effective November 1, 2014, Woori Finance Holdings Co., Ltd. completed its merger (the “Merger”) with and into Woori Bank, its wholly-owned subsidiary, as contemplated by the merger agreement (the “Merger Agreement”) dated July 28, 2014, by and between Woori Finance Holdings and Woori Bank. Accordingly, the shares of the Bank, 597 million shares, prior to the merger, was reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares. As a result, as of March 31, 2016, the common stock of the Bank amounts, expressed in Korean Won (the “KRW” or “million Won”), to 3,381,392 million Won. As Woori Finance Holdings was merged into the Bank, the Bank, which is the existing company, succeeded such rights and obligations as a listed company on Korea Exchange and New York Stock Exchange.

As of March 31, 2016, Korea Deposit Insurance Corporation (“KDIC”), as the largest shareholder, held 345 million shares (51.06% ownership) of the Bank’s shares issued.

As a result of such merger, the Bank incorporated Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Co., Ltd., and Woori Finance Research Institute Co., Ltd. within its consolidation scope.

The head office of the Bank is located in 51, Sogong-ro, Jung Gu, Seoul, Korea. The Bank has 929 branches and offices in Korea, and 21 branches and offices overseas as of March 31, 2016.

(2)	The consolidated financial statements for Woori Bank and its subsidiaries (the “Group”) include the following subsidiaries:

		Percentage of ownership (%)		Location	Financial statements as of
Subsidiaries	Main business	March 31, 2016	December 31, 2015
Woori Bank:
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	March, 31
Woori Private Equity Co., Ltd.	Finance	100.0	100.0	Korea	March, 31
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	March, 31
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	March, 31
Woori Investment Bank Co., Ltd.	Other credit finance business	58.2	58.2	Korea	March, 31
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	March, 31

		Percentage of ownership (%)		Location	Financial statements as of
Subsidiaries	Main business	March 31, 2016	December 31, 2015
Woori America Bank	Finance	100.0	100.0	U.S.A	March, 31
Woori Global Markets Asia Limited	”	100.0	100.0	Hong Kong	March, 31
Woori Bank (China) Limited	”	100.0	100.0	China	March, 31
ZAO Woori Bank	”	100.0	100.0	Russia	March, 31
PT Bank Woori Saudara Indonesia 1906 Tbk	”	74.0	74.0	Indonesia	March, 31
Woori Brazil Bank	”	100.0	100.0	Brazil	March, 31
Korea BTL Infrastructure Fund	”	99.9	99.9	Korea	March, 31
Woori Fund Service Co., Ltd.	”	100.0	100.0	Korea	March, 31
Woori Finance Cambodia	”	100.0	100.0	Cambodia	March, 31
Woori Finance Myanmar	”	100.0	100.0	Myanmar	March, 31
Kumho Trust First Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	March, 31
Asiana Saigon Inc. (*1)	”	0.0	0.0	Korea	March, 31
An-Dong Raja First Co., Ltd. (*1)	”	0.0	0.0	Korea	March, 31
Consus Eighth Co., LLC (*1)	”	0.0	0.0	Korea	March, 31
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*1)	”	15.0	15.0	Korea	March, 31
Hermes STX Co., Ltd. (*1)	”	0.0	0.0	Korea	March, 31
BWL First Co., LLC (*1)	”	0.0	0.0	Korea	March, 31
Woori Poongsan Co., Ltd. (*1)	”	0.0	0.0	Korea	March, 31
Deogi Dream Fourth Co., Ltd. (*1)	”	0.0	0.0	Korea	March, 31
Jeonju Iwon Ltd. (*1)	”	0.0	0.0	Korea	March, 31
Wonju I one Inc. (*1)	”	0.0	0.0	Korea	March, 31
Heitz Third Co., Ltd. (*1)	”	0.0	0.0	Korea	March, 31
Woorihansoop 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	March, 31
Electric Cable First Co., Ltd (*1)	”	0.0	0.0	Korea	March, 31
Woori International First Co., Ltd. (*1)	”	0.0	0.0	Korea	March, 31
Uri HJ First Co., Ltd. (*1)	”	0.0	0.0	Korea	March, 31
Haeoreum Short-term Bond 15th and 34th beneficiary certificates for the rest (*2)	Securities investment and others	—	—	—	March, 31
Principle Guaranteed Trust (*3)	Trust	0.0	0.0	Korea	March, 31
Principle and Interest Guaranteed Trust (*3)	”	0.0	0.0	Korea	March, 31
Woori Bank and Woori Private Equity Co., Ltd.:
Woori Private Equity Fund (*4)	Other financial business	31.9	31.9	Korea	March, 31
Woori Private Equity Fund:
Woori EL Co., Ltd.	Other financial business	100.0	100.0	Korea	March, 31
Woori Investment Bank:
Dongwoo First Securitization Specialty Co., Ltd. (*1)	Asset securitization	5.0	5.0	Korea	March, 31

(*1)	The entity is a structured entity for the purpose of asset securitization and included in the consolidation scope. Though the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.
(*2)	The entity is a structured entity for the purpose of investment in securities and included in the consolidation scope, considering the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.
(*3)	The entity is a money trust under the Financial Investment Services and Capital Markets Act and included in the consolidation scope. Though the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.
(*4)	The ownership interest as of March 31, 2016 decreased as Woori Private Equity Fund sold its ownership of Woori Investment Bank for the year ended 31, 2016.

(3)	As of March 31, 2016, and December 31, 2015, despite having more than a 50% ownership interest, the Group has not consolidated the following companies as the Group does not have the ability to control following subsidiaries:

	As of March 31, 2016
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Investment securities	60.0
Heungkuk High Class Private Equity Securities Investment Trust 377th (*)	Korea	Investment securities	51.3
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Investment securities	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Investment securities	88.9

(*)	The Group owns the majority ownership interest in these structured entities, but has no power on the investees’ relevant activities. As results, it is deemed that the Bank has no power or control on the structured entities.

	As of December 31, 2015
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities Investment	60.0
Heungkuk High Class Private Equity Securities Investment Trust 377th (*)	Korea	Securities Investment	51.3
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9

(*)	The Group owns the majority ownership interest in these structured entities, but has no power on the investees’ relevant activities. As results, it is deemed that the Bank has no power or control on the structured entities.

(4)	The summarized financial information before the elimination of intercompany transactions of the subsidiaries whose financial information was prepared under K-IFRS for the Group’s consolidated financial statements is as follows (Unit: Korean Won in millions):

	As of and for the three months ended March 31, 2016
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS Co., Ltd.	154,989	121,758	64,055	(845)	(845)
Woori Private Equity Co., Ltd.	80,947	37,511	278	(429)	(439)
Woori Finance Research Institute Co., Ltd.	3,730	364	1,185	96	90
Woori Card Co., Ltd.	6,623,304	5,283,242	379,279	28,463	31,228
Woori Investment Bank Co., Ltd.	1,279,443	1,124,976	40,661	6,391	6,303
Woori Credit Information Co., Ltd.	33,424	7,146	7,007	40	20
Woori America Bank	1,674,451	1,483,087	17,809	2,393	(523)
Woori Global Markets Asia Limited	238,170	120,719	1,896	511	(1,394)
Woori Bank (China) Limited	4,264,660	3,741,371	107,863	26,159	25,143
ZAO Woori Bank	232,389	193,028	3,877	1,308	3,528
PT Bank Woori Saudara Indonesia 1906 Tbk	1,922,641	1,557,680	146,231	2,026	12,013
Woori Brazil Bank	120,179	91,621	4,398	837	2,972
Korea BTL Infrastructure Fund	757,445	280	8,411	7,400	7,400
Woori Fund Service Co., Ltd.	10,226	623	2,152	600	600
Woori Finance Cambodia	26,017	19,752	994	211	105
Woori Finance Myanmar	2,269	53	210	29	(7)
Money trust under the Financial Investment Services and Capital Markets Act	1,495,426	1,466,808	17,696	(14)	(14)
Structured entity for the securitization of financial assets	540,751	955,918	5,295	330	364
Security investments structured entity	3,509,345	976,111	26,695	11,430	24,337

	As of and for the year ended December 31, 2015
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS Co., Ltd.	161,778	127,701	260,657	1,421	(833)
Woori Private Equity Co., Ltd.	89,365	45,491	3,669	1,224	1,024
Woori Finance Research Institute Co., Ltd.	3,605	328	4,149	86	62
Woori Card Co., Ltd.	6,604,059	5,295,225	1,379,873	116,858	119,976
Woori Investment Bank Co., Ltd.	1,206,156	1,057,992	129,404	10,435	7,830
Woori Credit Information	33,957	6,691	31,271	1,806	1,830
Woori America Bank	1,701,191	1,509,304	67,932	12,893	24,356
Woori Global Markets Asia Limited	245,246	126,401	6,851	1,763	8,958
Woori Bank (China) Limited	4,016,968	3,511,268	408,566	1,056	32,855
ZAO Woori Bank	261,026	225,194	17,301	7,232	(762)
PT Bank Woori Saudara Indonesia 1906 Tbk	1,770,900	1,417,952	375,747	24,023	10,691
Woori Brazil Bank	106,239	80,653	19,850	2,330	(7,377)
Korea BTL Infrastructure Fund	739,502	279	34,042	30,307	30,307
Woori Fund Service Co., Ltd.	9,818	815	6,247	358	358
Woori Finance Cambodia	22,767	16,607	2,705	579	946
Woori Finance Myanmar	2,252	29	9	(117)	(166)
Money trust under the Trust Business Act	1,477,657	1,449,024	56,397	125	125
Structured entity for the securitization of financial assets	545,534	961,065	22,728	(13,685)	(6,662)
Security investments structured entity	3,071,375	562,477	126,904	26,906	41,080

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for the securitization of financial assets

The structured entity is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through providing with credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

•	Security investments structured entity

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of fund to the structured entity, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

•	Money trust under the Financial Investment Services and Capital Markets Act

The Group provides with financial guarantee of principal and interest or principal only to some of its trust products. Due to the financial guarantees, the Group may be obliged to supplement when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

(6)	The details of the limitations with regard to the transfer of assets or the redemption of liabilities within the Group are provided below.

Some subsidiaries are regulated by the rules of the jurisdictions, in which they were incorporated, with regard to funding or management of deposits. Also, there is the limitation that they must have pre-approval from their regulators in case of remittance of earnings to the Bank.

(7)	The Group has entered into various agreements with structured entities such as asset securitization vehicles, structured finance and investment funds, and monetary funds. Where it is determined in accordance with K-IFRS 1110 that the Group has no controlling power over such structured entities, the entities are not consolidated. The nature of interests, which the Group retains, and the risks, to which the Group is exposed, of the unconsolidated structured entities are as follows:

The interests to unconsolidated structured entities, which the Group retains, are classified to asset securitization vehicles, structured finance and investment fund, based on the nature and the purpose of the structured entities.

Asset securitization vehicle issues asset-backed securities and redeems the principal and interest or distributes dividends on asset-backed securities with profits from collecting cash flows or sale of securitized assets. The Group, as a secondary guarantor, provides purchase commitments for its asset-backed securities or guarantees to such asset securitization vehicle and recognizes commission income or interest income related to the commitment or guarantees. Therefore, the Group would be exposed to risks to purchases or pays back asset-backed securities issued by the vehicles when a primary guarantor fails to provide the financing asset securitization vehicles.

Structured finance includes investments in project financing on real estates, social overhead capital (“SOC”), infrastructure and shipping finance. They are formed as special purpose entity by funding through equity investments and loans from various investors. Investment decisions are made by the Group based on business outlook of such projects. In relation to such investments, the Group recognizes interest income on loans, gains or losses on valuation of equity investments or dividend income. The structured finance is secured by additional funding agreement, guarantee or credit facilities. However, the structured financing project would fail to return the capital of equity investments or principal of loans to the Group if it is discontinued or did not achieve business outcome.

Investment funds include trusts and private equity funds. A trust is formed by contributions from various investors, operated by a manager engaged to the trust and distributed proceeds from sales of investments to the investors. A private equity fund is established in order to acquire ownership interests in a portfolio company with exit strategy after implementing financial and operational restructuring of the company. The Group recognizes unrealized gains or losses on change in value of investments in proposition of ownership interests in investments. The Group would be exposed to risks of loss when the value of portfolio investment is decreased.

Total assets of the unconsolidated structured entities, the carrying value of the related items recorded, the maximum exposure to risks, and the loss recognized in conjunction with the unconsolidated structured entities as of and for the three months ended March 31, 2016 and as of and the year ended December 31, 2015 are as follows (Unit: Korean Won in millions):

	March 31, 2016
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	10,214,418	48,122,486	7,884,521
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	4,271,472	2,738,384	957,684
Loans and receivables	236,260	2,359,446	26,975
Financial assets at fair value through profit or loss	—	227,394	—
Available-for-sale financial assets	1,656,049	133,144	657,984
Held-to-maturity financial assets	2,378,359	—	—
Investments in joint ventures and associates	—	—	272,725
Derivative assets	804	18,400	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	2,364	598	—
Other liabilities (including provisions)	2,364	598	—
The maximum exposure to risks	5,238,544	3,707,829	957,684
Investments	4,271,472	2,738,384	957,684
Purchase agreements	62,000	36,000	—
Credit facilities	905,072	933,445	—
Loss recognized on unconsolidated structured entities	5,694	21,525	24

	December 31, 2015
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	10,138,371	48,198,653	7,611,232
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	4,219,809	2,879,310	963,747
Loans and receivables	148,811	2,439,207	26,976
Financial assets at fair value through profit or loss	—	274,175	—
Available-for-sale financial assets	1,649,949	133,455	654,705
Held-to-maturity financial assets	2,420,870	—	—
Investments in joint ventures and associates	—	—	282,066
Derivative assets	179	32,473	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	3,688	728	—
Derivative liabilities	126	—	—
Other liabilities (including provisions)	3,562	728	—
The maximum exposure to risks	5,250,850	3,877,161	963,747
Investments	4,219,809	2,879,310	963,747
Purchase agreements	74,000	48,000	—
Credit facilities	957,041	949,851	—
Loss recognized on unconsolidated structured entities	2,205	47,942	—

(8)	Subsidiaries of which non-controlling interests are significant to the Group’s consolidated financial statements are as follows (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	March 31, 2016	December 31, 2015
Woori Investment Bank	66,305	64,013
PT Bank Woori Saudara Indonesia 1906 Tbk	62,001	58,880

2)	Net income attributable to non-controlling interests

	For the three months ended March 31, 2016	For the three months ended March 31, 2015
Woori Investment Bank	2,674	1,484
PT Bank Woori Saudara Indonesia 1906 Tbk	526	2,076

3)	Dividends to non-controlling interests

There is no dividend to non-controlling interests for the three months ended March 31, 2016 and 2015.

2.	SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

The Group’s consolidated financial statements are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034, Interim Financial Reporting. It is necessary to use the annual financial statements for the year ended December 31, 2015 for understanding of the accompanying consolidated financial statements.

Unless stated below, the accounting policies have been applied consistently with the annual consolidated financial statements in order to prepare the accompanying consolidated financial statements for the year ended December 31, 2015.

(1)	The Group has newly adopted the following amendment to K-IFRS that affected the Group’s accounting policies.

Amendments to K-IFRS 1001 – Presentation of Financial Statements

The amendments to K-IFRS 1001 clarify the concept of applying materiality in practice and restrict an entity reducing the understandability of its financial statements by obscuring material information with immaterial information or by aggregating material items that have different natures or functions. The application of these amendments has no significant impact on the disclosure in the Group’s consolidated financial statements.

Amendments to K-IFRS 1016 – Property, plant and Equipment

The amendments to K-IFRS 1016 prohibit the Group from using a revenue-based depreciation method for items of property, plant and equipment. The application of these amendments has no significant impact on the Group’s consolidated financial statements.

Amendments to K-IFRS 1038 – Intangible Assets

The amendments to K-IFRS 1038 rebuts presumption that revenue is not an appropriate basis for the amortization of an intangible assets, which the presumption can only be rebutted when the intangible asset expressed as a measure of revenue or when it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated. The application of these amendments has no significant impact on the Group’s consolidated financial statements.

Amendments to K-IFRS 1110 – Consolidated Financial Statements & K-IFRS – 1112 Disclosure of interests in other entities & K-IFRS 1028 – Investment in associates

The amendments clarify that in applying the equity method of accounting to an associate or a joint venture that is an investment entity, an investor may retain the fair value measurements that the associate or joint venture used for its subsidiaries. The application of these amendments has no significant impact on the Group’s consolidated financial statements.

Amendments to K-IFRS 1111 – Accounting for Acquisitions of Interests in Joint Operations

The amendments to K-IFRS 1111 provides guidance on how to account for the acquisition of joint operation that constitutes a business as defined in K-IFRS 1103 Business Combinations. A joint operator is also required to disclose the relevant information required by K-IFRS 1103 and other standards for business combinations. The application of these amendments has no significant impact on the Group’s consolidated financial statements.

Other than the amendment stated above, there are several annual improvements in the current period, but the application of the amendments has had no material effect on the Group’s consolidated financial statements.

(2)	The Group has not applied the following K-IFRSs that have been issued but are not yet effective:

Amendments to K-IFRS 1109 – Financial Instruments

The amendments to K-IFRS 1109 contain the requirements for the classification and measurement of financial assets and financial liabilities based on a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets and based on the contractual terms that give rise on specified dates to cash flows, impairment methodology based on the expected credit losses, and broadened types of instruments that qualify as hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting and the change of the hedge effectiveness test. The amendments are effective for annual periods beginning on or after 1 January 2018.

Amendments to K-IFRS 1115 – Revenue from Contracts with Customers

The core principle under K-IFRS 1115 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments introduces a 5-step approach to revenue recognition and measurement: 1) Identify the contract with a customer, 2) Identify the performance obligations in the contract, 3) Determine the transaction price, 4) Allocate the transaction price to the performance obligations in the contract, 5) Recognize revenue when (or as) the entity satisfies a performance obligation. This standard will supersede K-IFRS 1011 - Construction Contracts, K-IFRS 1018- Revenue, K-IFRS 2113 - Customer Loyalty Programmes, K-IFRS 2115-Agreements for the Construction of Real Estate, K-IFRS 2118 - Transfers of Assets from Customers, and K-IFRS 2031-Revenue-Barter Transactions Involving Advertising Services. The amendments are effective for annual periods beginning on or after 1 January 2018.

The Group is in the process of evaluating the impact on the consolidated financial statements upon the adoption of amendments of K-IFRSs that have been issued but are not yet effective.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

In the application of the Group’s accounting policies to the interim financial statements, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results can differ from those estimates based on such definitions.

The significant judgments which management has made about the application of the Group’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the consolidated financial statements for the year ended December 31, 2015.

4.	RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks. The Group is required to analyze and assess the level of complex risks, and determine the permissible level of risks and manage such risks. The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Group has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given risks present, for which the Group has implemented processes for risk identification, assessment, control, and monitoring and reporting.

The risk is managed by the risk management department in accordance with the Group’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as the avoidance of concentration on capital at risk and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goals of credit risk management are to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and loan commitment for loan contracts.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Loans and receivables:
Korean treasury and government agencies	17,470,596	12,062,603
Banks	24,162,951	19,048,126
Corporates	95,165,770	93,765,023
Consumers	123,308,202	119,966,310

Sub-total	260,107,519	244,842,062

Financial assets at fair value through profit or loss (“FVTPL”):
Deposits indexed to gold prices	23,073	24,884
Debt securities held for trading	2,550,712	2,617,406
Financial assets designated at FVTPL	975	986
Derivative assets for trading	2,586,130	2,390,497

Sub-total	5,160,890	5,033,773

Available-for-sale (“AFS”) debt securities	15,120,434	14,723,577
Held-to-maturity (“HTM”) securities	13,531,189	13,621,640
Derivative assets for hedging	278,648	183,128
Off-balance accounts :
Guarantees	16,270,117	17,315,443
Loan commitments	87,349,259	88,211,580

Sub-total	103,619,376	105,527,023

Total	397,818,056	383,931,203

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	March 31, 2016
	Korea	China	USA	UK	Japan	Others (*1)	Total
Loans and receivables	246,075,097	3,580,403	2,481,020	581,982	239,641	7,149,376	260,107,519
Financial assets at FVTPL (*2)	2,551,687	—	—	23,073	—	—	2,574,760
AFS debt securities	14,801,455	37,506	106,233	—	—	175,240	15,120,434
HTM securities	13,359,588	—	10,256	—	—	161,345	13,531,189
Off-balance accounts	100,820,259	1,019,639	67,500	84,716	31,942	1,595,320	103,619,376

Total	377,608,086	4,637,548	2,665,009	689,771	271,583	9,081,281	394,953,278

	December 31, 2015
	Korea	China	USA	UK	Japan	Others (*1)	Total
Loans and receivables	231,685,404	2,808,255	2,606,044	644,387	192,599	6,905,373	244,842,062
Financial assets at FVTPL (*2)	2,618,392	—	—	24,884	—	—	2,643,276
AFS debt securities	14,427,447	38,094	96,443	—	—	161,593	14,723,577
HTM securities	13,525,799	—	15,112	—	—	80,729	13,621,640
Off-balance accounts	103,454,192	607,685	88,552	107,239	28,884	1,240,471	105,527,023

Total	365,711,234	3,454,034	2,806,151	776,510	221,483	8,388,166	381,357,578

(*1)	Others consist of financial assets in Vietnam, Panama and European countries.
(*2)	Financial assets at FVTPL comprise gold banking assets, debt securities held for trading and Financial assets designated at FVTPL.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	March 31, 2016
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	48,391,970	38,098,599	42,917,157	5,210,066	115,837,431	9,652,296	260,107,519
Financial assets at FVTPL (*)	19,784	975	1,500,161	—	—	1,053,840	2,574,760
AFS debt securities	659,995	57,105	9,532,335	31,124	—	4,839,875	15,120,434
HTM securities	1,827,671	20,000	7,972,002	421,146	—	3,290,370	13,531,189
Off-balance accounts	18,305,623	32,027,733	11,562,729	4,739,942	32,193,305	4,790,044	103,619,376

Total	69,205,043	70,204,412	73,484,384	10,402,278	148,030,736	23,626,425	394,953,278

	December 31, 2015
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	48,470,594	37,699,589	32,604,765	5,160,497	112,491,741	8,414,876	244,842,062
Financial assets at FVTPL (*)	23,617	986	1,460,037	—	—	1,158,636	2,643,276
AFS debt securities	781,989	47,119	9,213,137	31,159	—	4,650,173	14,723,577
HTM securities	1,931,529	20,000	7,875,325	472,209	—	3,322,577	13,621,640
Off-balance accounts	18,572,657	31,975,235	13,871,934	5,307,240	30,606,423	5,193,534	105,527,023

Total	69,780,386	69,742,929	65,025,198	10,971,105	143,098,164	22,739,796	381,357,578

(*)	Financial assets at FVTPL comprise gold banking assets and debt securities held-for trading.

3)	Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan condition are as follows (Unit: Korean Won in millions):

	March 31, 2016
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	17,474,878	24,181,442	54,198,094	31,838,926	7,822,062	93,859,082	122,231,384	257,746,786
Loans and receivables overdue but not impaired	—	1,153	77,679	148,817	—	226,496	928,925	1,156,574
Impaired loans and receivables	—	2,801	2,092,051	481,306	607,570	3,180,927	556,130	3,739,858

Gross loans and receivables	17,474,878	24,185,396	56,367,824	32,469,049	8,429,632	97,266,505	123,716,439	262,643,218

Allowance for credit losses	4,282	22,445	1,462,639	488,111	149,985	2,100,735	408,237	2,535,699

Total, net	17,470,596	24,162,951	54,905,185	31,980,938	8,279,647	95,165,770	123,308,202	260,107,519

	December 31, 2015
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	12,065,749	19,062,673	53,282,955	31,665,220	7,618,968	92,567,143	118,888,052	242,583,617
Loans and receivables overdue but not impaired	—	682	66,770	91,406	—	158,176	900,313	1,059,171
Impaired loans and receivables	—	2,331	2,005,366	506,793	585,684	3,097,843	577,157	3,677,331

Gross loans and receivables	12,065,749	19,065,686	55,355,091	32,263,419	8,204,652	95,823,162	120,365,522	247,320,119

Allowance for credit losses	3,146	17,560	1,393,401	516,891	147,847	2,058,139	399,212	2,478,057

Total, net	12,062,603	19,048,126	53,961,690	31,746,528	8,056,805	93,765,023	119,966,310	244,842,062

a)	Credit quality of loans and receivables

The Group manages credit quality of its loans and receivables, (neither overdue nor impaired, net of allowance) through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	March 31, 2016
	Korean treasury and government agencies		Corporates
		Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	17,470,596	24,161,899	43,544,907	17,919,403	5,501,018	66,965,328	117,911,164	226,508,987
Lower grade (*2)	—	—	10,313,994	13,691,670	2,270,125	26,275,789	4,171,840	30,447,629

Total	17,470,596	24,161,899	53,858,901	31,611,073	7,771,143	93,241,117	122,083,004	256,956,616

Value of collateral	14,250	407,073	17,953,388	24,706,996	4,365,824	47,026,208	101,631,935	149,079,466

	December 31, 2015
	Korean treasury and government agencies		Corporates
		Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	12,062,603	19,044,317	41,511,690	16,597,807	5,275,015	63,384,512	114,559,012	209,050,444
Lower grade (*2)	—	1,044	11,434,413	14,817,366	2,271,579	28,523,358	4,187,183	32,711,585

Total	12,062,603	19,045,361	52,946,103	31,415,173	7,546,594	91,907,870	118,746,195	241,762,029

Value of collateral	11,391	413,893	18,096,065	24,412,038	4,220,936	46,729,039	98,376,621	145,530,944

(*1)	AAA~BBB for Corporates, and 1~6 level for Consumers
(*2)	BBB- ~C for Corporates, and 7~10 level for Consumers

Allowances for credit losses, for loans and receivables neither overdue nor impaired, amounting to 790,170 million Won and 821,588 million Won as of March 31, 2016 and as of December 31, 2015, respectively, which are deducted from the loans and receivables above.

b)	Aging analysis of loans and receivables

Aging analysis of loans and receivables (overdue but not impaired, net of allowance) is as follows (Unit: Korean Won in millions):

	March 31, 2016
Past due	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Less than 30 days	—	82	68,156	86,513	—	154,669	709,224	863,975
30 to 59 days	—	115	5,977	27,846	—	33,823	112,569	146,507
60 to 89 days	—	264	931	16,348	—	17,279	55,374	72,917

Total	—	461	75,064	130,707	—	205,771	877,167	1,083,399

Value of collateral (*)	—	—	21,466	114,127	—	135,593	678,567	814,160

	December 31, 2015
Past due	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Less than 30 days	—	92	52,157	58,854	—	111,011	716,245	827,348
30~59 days	—	120	3,902	16,584	—	20,486	98,889	119,495
60~89 days	—	222	9,537	4,969	—	14,506	39,330	54,058

Total	—	434	65,596	80,407	—	146,003	854,464	1,000,901

Value of collateral (*)	—	—	4,340	63,749	—	68,089	644,073	712,162

(*)	The collateral value held is the recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for loans and receivables that are overdue but not impaired, amounting to 73,175 million Won and 58,270 million Won as of March 31, 2016 and December 31, 2015, respectively, which are deducted from the loans and receivables above.

c)	Impaired loans and receivables

Impaired loans and receivables, net of allowance are as follows (Unit: Korean Won in millions):

	March 31, 2016
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small &medium sized enterprise	Project financing	Sub-total
Impaired loans	—	591	971,220	239,158	508,504	1,718,882	348,031	2,067,504
Value of collateral (*)	—	—	863,370	291,927	197,280	1,352,577	272,850	1,625,427

	December 31, 2015
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small &medium sized enterprise	Project financing	Sub-total
Impaired loans	—	2,331	949,991	250,948	510,211	1,711,150	365,651	2,079,132
Value of collateral (*)	—	—	840,461	285,873	174,918	1,301,252	294,725	1,595,977

(*)	The collateral value held is recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for impaired loans and receivables amounting to 1,672,354 million Won and 1,598,199 million Won as of March 31, 2016 and December 31, 2015, respectively, are deducted from the impaired loans and receivables above.

4)	Credit quality of debt securities

The Group manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (ECAI)’s rating is as follows (Unit: Korean Won in millions):

	March 31, 2016
	Financial assets at FVTPL (*)	AFS debt securities	HTM securities	Total
AAA	1,618,626	11,864,244	12,969,510	26,452,380
AA- ~ AA+	695,420	2,576,333	396,665	3,668,418
BBB- ~ A+	236,666	628,204	165,014	1,029,884
Below BBB-	975	51,653	—	52,628

Total	2,551,687	15,120,434	13,531,189	31,203,310

	December 31, 2015
	Financial assets at FVTPL (*)	AFS debt securities	HTM securities	Total
AAA	1,670,647	11,802,897	13,158,286	26,631,830
AA- ~ AA+	651,103	2,238,670	380,541	3,270,314
BBB- ~ A+	295,656	656,238	82,813	1,034,707
Below BBB-	986	25,772	—	26,758

Total	2,618,392	14,723,577	13,621,640	30,963,609

(*)	Financial assets at FVTPL comprise debt securities held for trading and financial assets designated at FVTPL.

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities and non-trading activities, the Group avoids, bears, or mitigates risks by identifying the underlying source of the risks, measuring parameters and evaluating their appropriateness.

At the beginning of each year, the Risk Management Committee establishes a Value at Risk (“VaR”, maximum losses) limit, loss limit and risk capital limit by subsidiaries for its management purposes. The limit by investment desk/dealer is independently managed to the extent of the limit given to subsidiaries and the limit by investment and loss cut is managed by the risk management personnel with department.

The Group uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure. For the trading activities, the Risk Management department measures the VaR limit by department, risk factor and loss limit on a daily basis and reports regularly to the Risk Management Committee.

2)	Sensitivity analysis of market risk

The Group performs the sensitivity analyses both for trading and for non-trading activities.

For the trading activities, the Group uses a VaR model which uses certain assumptions of possible fluctuations in market conditions and, by conducting simulations of gains and losses, estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For the non-trading activities, interest rate Earning at Risk (“EaR”) and interest rate VaR, which is based on the simulations of the Net Interest Income (“NII”) and Net Present Value (“NPV”), are calculated for the Bank, and the risks for all other subsidiaries are measured and managed by the interest rate EaR and the interest rate VaR calculations based on the Bank for International Settlements (“BIS”) Framework.

NII is a profit based indicator for displaying profit changes in the short term due to short term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in economical view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets. EaR shows the maximum profit-loss amount, which indicates the maximum deduction amount caused by the unfavorable changes related to the interest rate of a certain period of time (i.e. 1 year). Interest rate VaR shows the potential maximum loss generated by the unfavorable changes during a certain period of time in the present or future.

a)	Trading activities

The minimum, maximum and average VaR for the three months ended March 31, 2016 and the year ended December 31, 2015, respectively, and the VaR as of March 31, 2016 and December 31, 2015, respectively, are as follows (Unit: Korean Won in millions):

	As of March 31, 2016	For the three months ended March 31, 2016			As of December 31, 2015	For the year ended December 31, 2015
		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	2,957	3,494	6,430	2,525	2,907	2,742	3,991	1,211
Stock price	3,926	3,129	5,028	2,304	3,186	2,411	4,377	531
Foreign currencies	4,251	5,417	7,686	3,967	3,997	3,415	4,847	2,329
Commodity price	144	151	258	67	117	102	218	5
Diversification	(6,885)	(6,728)	(10,283)	(5,084)	(5,017)	(3,858)	(6,910)	(411)

Total VaR	4,393	5,463	9,119	3,779	5,190	4,812	6,523	3,665

b)	Non-trading activities

The NII and NPV are calculated for the assets and liabilities owned by the Bank, respectively, by using the simulation method. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

	March 31, 2016		December 31, 2015
	NII	NPV	NII	NPV
Base case	4,408,052	24,412,954	4,248,972	22,441,148
Base case (Prepay)	4,424,888	23,302,087	4,243,033	21,418,343
IR 100bp up	4,767,634	23,625,217	4,628,056	21,747,451
IR 100bp down	4,027,973	25,266,036	3,863,665	23,192,051
IR 200bp up	5,127,067	22,898,986	5,007,090	21,107,510
IR 200bp down	3,194,369	26,184,148	3,137,452	23,998,930
IR 300bp up	5,486,499	22,230,089	5,386,122	20,517,630
IR 300bp down	2,190,956	27,995,904	2,123,516	25,345,104

The interest EaR and VaR are calculated based on the BIS Framework of the all other subsidiaries excluding the Bank are as follows (Unit: Korean Won in millions):

March 31, 2016		December 31, 2015
EaR(*1)	VaR	EaR	VaR
168,664	59,537	153,717	80,086

The Group estimates and manages risks related to changes in interest rate due to the difference in the sensitivity of interest-yielding assets and the sensitivity of liabilities. Cash flows of principal amounts and interests from interest bearing assets and liabilities by maturity date are as follows (Unit: Korean Won in millions):

	March 31, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and receivables	145,632,125	38,934,987	8,013,520	10,263,211	52,961,792	30,754,932	286,560,567
AFS financial assets	3,620,528	2,977,152	1,976,011	1,303,042	5,929,829	695,148	16,501,710
HTM financial assets	2,471,749	1,443,556	1,616,220	1,427,831	6,282,409	914,346	14,156,111

Total	151,724,402	43,355,695	11,605,751	12,994,084	65,174,030	32,364,426	317,218,388

Liability:
Deposits due to customers	103,187,814	27,466,832	34,810,865	21,555,468	30,296,719	689,281	218,006,979
Borrowings	12,994,703	1,808,343	560,419	799,888	2,986,201	433,864	19,583,418
Debentures	1,176,786	760,991	2,041,093	1,864,065	11,833,009	5,493,074	23,169,018

Total	117,359,303	30,036,166	37,412,377	24,219,421	45,115,929	6,616,219	260,759,415

	December 31, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and receivables	140,191,350	41,178,643	8,201,386	8,043,459	50,083,399	30,613,803	278,312,040
AFS financial assets	1,346,353	2,176,565	2,821,168	2,031,687	6,480,914	702,884	15,559,571
HTM financial assets	1,980,893	1,652,225	1,191,175	1,611,999	6,957,745	922,081	14,316,118

Total	143,518,596	45,007,433	12,213,729	11,687,145	63,522,058	32,238,768	308,187,729

Liability:
Deposits due to customers	96,907,809	31,975,594	21,386,037	28,539,885	30,592,054	26,732	209,428,111
Borrowings	13,631,363	1,601,846	900,149	498,146	3,088,516	499,110	20,219,130
Debentures	3,056,172	1,142,939	747,728	2,028,080	12,197,477	4,584,085	23,756,481

Total	113,595,344	34,720,379	23,033,914	31,066,111	45,878,047	5,109,927	253,403,722

3)	Currency risk

Currency risk arises from monetary financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	March 31, 2016
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	25,372	29,266,557	110,340	1,132,115	19,285	3,426,685	1,362	1,780,520	3,293,620	38,899,497
Financial assets at FVTPL	160	184,354	149	1,527	—	—	1	1,077	2,407	189,365
AFS financial assets	583	672,388	—	—	211	37,506	—	635	102,037	812,566
HTM financial assets	9	10,429	—	—	—	—	—	—	161,173	171,602

Total	26,124	30,133,728	110,489	1,133,642	19,496	3,464,191	1,363	1,782,232	3,559,237	40,073,030

	March 31, 2016
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Liability:
Financial liabilities at FVTPL	196	225,552	480	4,926	—	—	43	55,808	99,585	385,871
Deposits due to customer	12,516	14,437,058	121,830	1,250,002	14,766	2,623,745	384	502,619	1,793,316	20,606,740
Borrowings	8,508	9,813,893	9,608	98,585	19	3,292	354	463,212	268,992	10,647,974
Debentures	3,028	3,492,773	—	—	900	159,921	33	43,145	279,977	3,975,816
Other financial liabilities	3,345	3,858,855	3,637	37,314	4,284	761,236	40	52,331	773,259	5,482,995

Total	27,593	31,828,131	135,555	1,390,827	19,969	3,548,194	854	1,117,115	3,215,129	41,099,396

Off-balance accounts	9,223	10,638,287	28,128	288,596	1,235	219,438	538	703,641	983,163	12,833,125

	December 31, 2015
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	25,178	29,509,364	112,138	1,089,991	16,177	2,887,324	1,141	1,460,773	3,163,999	38,111,451
Financial assets at FVTPL	143	167,270	113	1,096	—	—	1	987	428	169,781
AFS financial assets	483	565,872	—	—	211	37,671	—	622	80,273	684,438
HTM financial assets	13	15,288	—	—	—	—	—	—	80,553	95,841

Total	25,817	30,257,794	112,251	1,091,087	16,388	2,924,995	1,142	1,462,382	3,325,253	39,061,511

	December 31, 2015
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Liability:
Financial liabilities at FVTPL	149	174,554	499	4,853	—	—	33	42,299	98,312	320,018
Deposits due to customer	11,701	13,713,829	114,940	1,117,225	15,174	2,708,309	301	385,077	1,204,774	19,129,214
Borrowings	8,757	10,262,750	17,834	173,350	276	49,231	441	565,235	111,447	11,162,013
Debentures	3,054	3,578,711	5,680	55,209	900	160,632	33	42,257	503,066	4,339,875
Other financial liabilities	2,150	2,519,715	3,176	30,867	2,850	508,596	69	88,658	706,388	3,854,224

Total	25,811	30,249,559	142,129	1,381,504	19,200	3,426,768	877	1,123,526	2,623,987	38,805,344

Off-balance accounts	9,914	11,619,118	26,451	257,103	797	142,208	528	676,588	504,092	13,199,109

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. Of the financial liabilities on the consolidated statements of financial position, financial liabilities in relation to liquidity risk become the objects of liquidity risk management. Derivatives are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	698,732	191	39	471	174,434	—	873,867
Deposits due to customers	129,216,247	21,696,973	31,450,884	29,102,008	6,488,797	3,784,158	221,739,067
Borrowings	8,061,038	3,216,793	1,287,510	1,378,379	5,290,900	432,602	19,667,222
Debentures	1,176,756	761,143	2,040,902	1,851,522	11,858,815	5,467,213	23,156,351
Other financial liabilities	16,041,834	28,352	2,894	2,638	139,150	2,746,847	18,961,715

Total	155,194,607	25,703,452	34,782,229	32,335,018	23,952,096	12,430,820	284,398,222

	December 31, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	730,495	408	54	11,850	161,537	—	904,344
Deposits due to customers	123,618,943	25,623,490	17,391,363	35,942,949	7,623,477	2,716,859	212,917,081
Borrowings	8,678,642	2,504,599	2,126,241	1,155,179	5,311,041	499,722	20,275,424
Debentures	3,055,973	1,143,005	747,870	2,027,915	12,197,268	4,584,002	23,756,033
Other financial liabilities	8,448,045	25,530	4,504	2,429	84,660	2,589,577	11,154,745

Total	144,532,098	29,297,032	20,270,032	39,140,322	25,377,983	10,390,160	269,007,627

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	698,732	191	39	471	174,434	—	873,867
Deposits due to customers	135,838,348	24,246,968	30,680,462	21,561,325	5,615,811	3,446,310	221,389,224
Borrowings	8,061,079	3,216,771	1,287,514	1,378,357	5,290,900	432,602	19,667,223
Debentures	1,176,756	761,143	2,040,902	1,851,522	11,858,815	5,467,213	23,156,351
Other financial liabilities	16,041,834	28,352	2,894	2,638	139,150	2,746,847	18,961,715

Total	161,816,749	28,253,425	34,011,811	24,794,313	23,079,110	12,092,972	284,048,380

	December 31, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	730,495	408	54	11,850	161,537	—	904,344
Deposits due to customers	129,716,295	27,884,256	16,876,865	28,164,198	6,506,300	3,384,994	212,532,908
Borrowings	8,678,664	2,504,588	2,126,234	1,155,176	5,311,041	499,722	20,275,425
Debentures	3,055,973	1,143,005	747,870	2,027,915	12,197,268	4,584,002	23,756,033
Other financial liabilities	8,454,338	25,530	4,504	2,429	84,660	2,589,577	11,161,038

Total	150,635,765	31,557,787	19,755,527	31,361,568	24,260,806	11,058,295	268,629,748

3)	Maturity analysis of derivative financial liabilities is as follows (Unit: Korean Won in millions):

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, but the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “Within 3months” in the table below. The cash flow from derivatives held for hedge purpose is estimated at the amount after the offset of the cash inflow and outflow.

The cash flow by the maturity of derivative financial liabilities as of March 31, 2016 and December 31, 2015 as follows:

	Remaining maturity
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
March 31, 2016	2,854,595	—	20,794	—	—	—	2,875,389
December 31, 2015	2,580,827	—	—	—	—	—	2,580,827

4)	Maturity analysis of off-balance accounts

The Group provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group will meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Group agrees to make funds available to a customer in the future. Loan commitments which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. Guarantees and loan commitments like guarantees for debenture issuance and guarantees for loans which are financial guarantee provided by the Group have expiration dates. However, under the terms of the guarantees and loan commitments, funds are provided upon demand by the counterparty. Details of off-balance accounts are as follows (Unit: Korea Won in millions):

	March 31, 2016	December 31, 2015
Guarantees	16,270,117	17,315,443
Loan commitments	87,349,259	88,211,580

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Group has been running the operational risk management system under Basel II. The Bank developed advanced measurement approached to quantify required capital for operational risk. This system is used for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions. This system has been tested by an independent third party, and this system approved by the Financial Supervisory Service.

2)	Operational risk measurement

To quantify required capital for operational risk, the Group applies Advanced Measurement Approaches (AMA) using of internal loss data, business environment and internal control factors (BEICFs), and scenario analysis (SBA). For the operational risk management for its subsidiaries, the Group adopted the Basic Indicator Approach.

(5)	Capital management

The Group complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy ratio is based on Basel III of Basel Committee on Banking Supervision and Basel III was applied from the end of December, 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Group.

According to the above regulations, the Group is required to meet the following new minimum requirements: 4.5% Common Equity Tier 1 ratio, 6.0% Tier 1 capital ratio, and 8.0% total capital ratio as of March 31, 2016 and December 31, 2015. The details are as follows (Unit: Korean won in millions):

	March 31, 2016	December 31, 2015
Tier 1 capital	13,480,136	13,047,567
Other Tier 1 capital	2,715,582	3,016,309
Tier 2 capital	4,844,911	4,987,529

Total risk-adjusted capital	21,040,629	21,051,405

Risk-weighted assets for credit risk	143,103,790	142,127,112
Risk-weighted assets for market risk	2,884,946	2,595,566
Risk-weighted assets for operational risk	9,332,733	9,348,221

Total risk-weighted assets	155,321,469	154,070,899

Common Equity Tier 1 ratio(*)	8.68%	8.47%
Tier 1 capital ratio(*)	10.43%	10.43%

Total capital ratio(*)	13.55%	13.66%

(*)	Provided the subsidiaries included in the scope of consolidation due to the merger with Woori Finance Holdings (i.e., Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Co., Ltd., and Woori Finance Research Institute Co., Ltd.) are ruled out, Common Equity Tier 1 ratio, Tier 1 capital ratio and Total capital ratio as of March 31, 2016 are adjusted to 9.75%, 11.71% and 15.05%, respectively.

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (the “CODM”) utilizes the information per type of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by type of customers

The Group’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided. Meanwhile, the Group recognized its credit card operation as a separate operating segment for the year ended December 31, 2015. Therefore, the corresponding information for three months ended December 2015 was restated accordingly.

Details of products and services
Consumer banking	Loans/deposits and financial services for consumer, etc.
Corporate banking	Loans/deposits and export/import, financial services for corporations, etc.
Investment banking	Domestic/foreign investment, structured finance, M&A, equity & fund investment related business, venture advisory related tasks, real estate SOC development practices, etc.
Capital market	Fund management, investment securities and derivatives business, etc.
Credit Card	Credit card, cash service and card loan, etc. ; and
Headquarter and others	Segment not correspond to the above segments

1)	The details of assets and liabilities by each segment are as follows (Unit: Korean Won in millions):

	March 31, 2016
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit card	Headquarters and others	Sub-total	Inter-segment transaction	Total
Assets	99,160,191	106,690,228	6,674,203	12,643,312	6,623,304	83,074,192	314,865,430	(5,972,959)	308,892,471
Liabilities	49,821,618	176,937,608	61,205	11,165,781	5,283,242	43,906,009	287,175,463	2,119,209	289,294,672

	December 31, 2015
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit card	Headquarters and others	Sub-total	Inter-segment transaction	Total
Assets	95,612,964	107,313,193	6,646,754	7,903,460	6,604,059	73,713,629	297,794,059	(5,934,987)	291,859,072
Liabilities	46,049,309	170,127,944	41,772	6,410,552	5,295,225	42,578,200	270,503,002	2,046,155	272,549,157

2)	The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2016
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit card	Headquarters and others	Sub-total	Inter- segment transaction	Total
Net Interest income	365,995	436,924	3,167	15,298	105,041	172,313	1,098,738	144,923	1,243,661
Interest income	730,743	779,576	40,401	5,082	136,787	387,076	2,079,665	71,843	2,151,508
Interest expense	(260,620)	(460,910)	(11)	(62)	(31,746)	(227,578)	(980,927)	73,080	(907,847)
Inter-segment	(104,128)	118,258	(37,223)	10,278	—	12,815	—	—	—
Net non-interest income	137,055	128,619	50,914	2,970	24,061	85,757	429,376	(219,504)	209,872
Non-interest income	188,203	130,839	204,534	2,685,465	238,856	1,420,333	4,868,230	(93,509)	4,774,721
Non-interest expense	(57,819)	(12,378)	(153,630)	(2,682,495)	(214,795)	(1,317,737)	(4,438,854)	(125,995)	(4,564,849)
Inter-segment	6,671	10,158	10	—	—	(16,839)	—	—	—
Other expense	(459,469)	(329,581)	(17,603)	(1,963)	(92,268)	(70,243)	(971,127)	73,848	(897,279)
General and administrative expense	(442,095)	(221,099)	(2,655)	(3,878)	(35,092)	(132,630)	(837,449)	65,010	(772,439)
Impairment losses due to credit loss and others	(17,374)	(108,482)	(14,948)	1,915	(57,176)	62,387	(133,678)	8,838	(124,840)
Operating income	43,581	235,962	36,478	16,305	36,834	187,827	556,987	(733)	556,254
Non-operating income	(11,199)	(1,243)	9,818	—	(623)	27,598	24,351	(15,244)	9,107
Net income before income tax expense	32,382	234,719	46,296	16,305	36,211	215,425	581,338	(15,977)	565,361
Income tax expense	(7,837)	(64,525)	(11,204)	(3,946)	(7,748)	1,280	(93,980)	(24,877)	(118,857)
Net income	24,545	170,194	35,092	12,359	28,463	216,705	487,358	(40,854)	446,504

	For the three months ended March 31, 2015
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit card	Headquarters and others	Sub-total	Inter- segment transaction	Total
Net Interest income	317,808	400,124	(7,972)	10,717	85,288	182,517	988,482	148,322	1,136,804
Interest income	724,255	837,985	31,869	5,303	114,598	407,102	2,121,112	82,258	2,203,370
Interest expense	(341,366)	(484,994)	(5)	(24)	(29,310)	(276,931)	(1,132,630)	66,064	(1,066,566)
Inter-segment	(65,081)	47,133	(39,836)	5,438	—	52,346	—	—	—
Net non-interest income	133,276	128,476	37,943	6,582	34,463	77,607	418,347	(217,922)	200,425
Non-interest income	231,621	124,923	90,088	1,086,954	207,044	657,400	2,398,030	(108,193)	2,289,837
Non-interest expense	(103,430)	(4,980)	(52,145)	(1,080,372)	(172,581)	(566,175)	(1,979,683)	(109,729)	(2,089,412)
Inter-segment	5,085	8,533	—	—	—	(13,618)	—	—	—
Other expense	(449,498)	(462,080)	7,235	(5,717)	(67,937)	(162,419)	(1,140,416)	100,483	(1,039,933)
General and administrative expense	(426,153)	(207,749)	(2,551)	(3,475)	(28,486)	(127,172)	(795,586)	68,578	(727,008)
Impairment losses due to credit loss and others	(23,345)	(254,331)	9,786	(2,242)	(39,451)	(35,247)	(344,830)	31,905	(312,925)
Operating income	1,586	66,520	37,206	11,582	51,814	97,705	266,413	30,883	297,296
Non-operating income	(6,942)	(1,241)	15,603	24	(540)	120,469	127,373	(31,136)	96,237
Net income before income tax expense	(5,356)	65,279	52,809	11,606	51,274	218,174	393,786	(253)	393,533
Income tax expense (benefits)	1,295	(13,009)	(12,780)	(2,809)	(12,246)	(54,035)	(93,584)	2	(93,582)
Net income	(4,061)	52,270	40,029	8,797	39,028	164,139	300,202	(251)	299,951

(2)	Information on products and services

The products of the Group are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Of the Group’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the three months ended March 31, 2016 and 2015 amounted to 6,439,702 million Won and 4,194,858 million Won, respectively, and revenue from the foreign customers amounted to 486,527 million Won and 298,349 million Won, respectively. Of the Group’s non-current assets (investments in joint ventures and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of March 31, 2016 and December 31, 2015 are 3,628,113 million Won and 3,666,276 million Won, respectively, and foreign subsidiaries are 228,244 million Won and 220,093 million Won, respectively.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Cash	2,863,300	2,091,064
Foreign currencies	651,153	656,183
Demand deposits	2,670,595	3,286,747
Fixed deposits	637,644	610,061

Total	6,822,692	6,644,055

(2)	Significant transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2016	For the three months ended March 31, 2015
Changes in other comprehensive income due to valuation of AFS financial assets	98,034	64,143
Changes in other comprehensive income (loss) of investment in associates	(3,378)	9,020
Changes in other comprehensive loss of overseas business translation	(11,417)	(14,311)
Changes in other comprehensive income (loss) on valuation of cash flow hedge	10,118	—
Changes in other comprehensive loss due to remeasurement of the net defined benefit liability	(33,163)	(59,810)
Changes in investments in associates due to equity swap and others	—	74,481
Changes in unpaid dividends of hybrid equity securities	25,122	17,088
Changes in unpaid dividends	168,317	336,636
Changes in payables due to intangible assets	—	165,496

7.	FINANCIAL ASSETS AT FVTPL

(1)	Financial assets at FVTPL consist of as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Financial assets held for trading	5,223,712	5,120,062
Financial assets designated at FVTPL	12,676	12,595

Total	5,236,388	5,132,657

(2)	Financial assets held for trading are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Deposits:
Deposits indexed to gold prices	23,073	24,884
Securities:
Debt securities
Korean treasury and government agencies	629,904	798,397
Financial institutions	1,298,579	1,175,303
Corporates	622,229	643,706
Equity securities	41,749	62,945
Beneficiary certificates	15,285	14,017
Loaned securities	6,763	10,313

Sub-total	2,614,509	2,704,681

Derivatives assets	2,586,130	2,390,497

Total	5,223,712	5,120,062

(3)	Financial assets designated at FVTPL are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Debt securities	975	986
Equity securities	11,701	11,609

Total	12,676	12,595

8.	AFS FINANCIAL ASSETS

AFS financial assets are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Debt securities:
Korean treasury and government agencies	3,729,381	3,558,789
Financial institutions	5,726,634	5,625,825
Corporates	3,859,062	3,887,981
Asset-backed securities	257,092	258,657
Bonds in foreign currencies	781,368	637,920

Sub-total	14,353,537	13,969,172

Equity securities	1,402,605	1,337,707
Beneficiary certificates	2,154,661	1,118,028
Loaned securities	662,294	720,010
Others	95,517	25,675

Total	18,668,614	17,170,592

9.	HTM FINANCIAL ASSETS

HTM financial assets are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Korean treasury and government agencies	3,294,418	3,366,942
Financial institutions	4,268,474	4,138,250
Corporates	5,796,696	6,020,607
Bonds in foreign currencies	171,601	95,841

Total	13,531,189	13,621,640

10.	LOANS AND RECEIVABLES

(1)	Loans and receivables are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Due from banks	14,244,830	11,174,806
Loans	233,658,674	225,547,768
Other receivables	12,204,015	8,119,488

Total	260,107,519	244,842,062

(2)	Due from banks are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Due from banks in local currency:
Due from The Bank of Korea	10,822,951	6,885,516
Due from depository banks	78	300,500
Due from non-depository institutions	24,263	12,197
Due from the Korea Exchange	1,432	1,868
Others	31,720	34,525
Allowance for credit losses	(2,674)	(2,063)

Sub-total	10,877,770	7,232,543

Due from banks in foreign currencies:
Due from banks on demand	1,655,575	1,945,918
Due from banks on time	881,428	1,178,081
Others	834,522	822,888
Allowance for credit losses	(4,465)	(4,624)

Sub-total	3,367,060	3,942,263

Total	14,244,830	11,174,806

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

Financial institution	Counterparty	March 31, 2016	Reason of restriction
Due from banks in local currency:
Due from The Bank of Korea	The Bank of Korea	10,822,951	Reserve deposits under The BOK Act
Others	Shinhan Investment Crop. and others	31,720	Collateral for derivatives and others

		10,854,671

Due from banks in foreign currencies:
Due from banks on demand	The Bank of Korea and others	1,655,573	Reserve deposits under The BOK Act and others
Others	The Central Bank of China and others	823,160	Reserve deposits for Capital and others

		2,478,733

		13,333,404

Financial institution	Counterparty	December 31, 2015	Reason of restriction
Due from banks in local currency:
Due from The Bank of Korea	The Bank of Korea	6,885,516	Reserve deposits under The BOK Act
Others	Samsung Securities Co., Ltd. and others	34,525	Reserve deposits of the futures and options and others

		6,920,041

Due from banks in foreign currencies:
Due from banks on demand	The Bank of Korea and others	1,944,976	Reserve deposits under The BOK Act and others
Others	The Central Bank of China and others	811,168	Reserve deposits and others

		2,756,144

		9,676,185

(4)	Loans are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Loans in local currency	188,127,529	185,154,851
Loans in foreign currencies	13,458,401	13,104,820
Domestic banker’s letter of credit	4,525,999	4,805,433
Credit card accounts	6,073,948	6,099,219
Bills bought in foreign currencies	6,556,781	6,647,918
Bills bought in local currency	194,594	134,645
Factoring receivables	200,592	149,688
Advances for customers on guarantees	43,357	44,242
Privately placed bonds	266,166	330,889
Securitized loans	304,830	309,990
Call loans	3,163,874	2,758,156
Bonds purchased under resale agreements	12,339,526	7,583,743
Loan origination costs and fees	442,309	435,005
Others	68,479	45,622
Present value discount	(4,313)	(4,985)
Allowance for credit losses	(2,103,398)	(2,051,468)

Total	233,658,674	225,547,768

(5)	Other loans and receivables are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
CMA accounts	205,000	213,000
Receivables	9,734,170	5,648,159
Accrued income	1,057,156	971,179
Telex and telephone subscription rights and refundable deposits	1,045,509	1,056,309
Other debtors	587,342	650,743
Allowance for credit losses	(425,162)	(419,902)

Total	12,204,015	8,119,488

(6)	Changes in allowance for credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2016
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(203,433)	(1,686,194)	(145,810)	(442,620)	(2,478,057)
Net provision	(23,164)	(174,011)	(49,832)	(8,028)	(255,035)
Recoveries of written-off loans	(14,412)	(61,314)	(9,736)	—	(85,462)
Charge-off	37,440	98,561	52,772	84	188,857
Sales of loans and receivables	1,002	37,905	—	501	39,408
Unwinding effect	2,697	21,382	—	—	24,079
Others	(142)	30,897	—	(244)	30,511

Ending balance	(200,012)	(1,732,774)	(152,606)	(450,307)	(2,535,699)

	For the three months ended March 31, 2015
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(326,435)	(2,128,090)	(129,117)	(370,264)	(2,953,906)
Net reversal of provision (net provision)	(36,088)	(203,569)	(37,325)	16,168	(260,814)
Recoveries of written-off loans	(6,820)	(45,322)	(7,554)	—	(59,696)
Charge-off	40,147	278,847	43,228	76	362,298
Sales of loans and receivables	1,288	42,028	—	600	43,916
Unwinding effect	3,376	26,996	—	—	30,372
Others	261	64,322	—	9,854	74,437

Ending balance	(324,271)	(1,964,788)	(130,768)	(343,566)	(2,763,393)

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•	Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•	Level 2—fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•	Level 3—fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	March 31, 2016
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	23,073	—	—	23,073
Debt securities	480,478	2,070,234	—	2,550,712
Equity securities	41,749	—	—	41,749
Beneficiary certificates	—	15,285	—	15,285
Loaned securities	6,763	—	—	6,763
Derivative assets	2,755	2,476,689	106,686	2,586,130

Sub-total	554,818	4,562,208	106,686	5,223,712

Financial assets designed at FVTPL
Debt securities	—	—	975	975
Equity securities	—	—	11,701	11,701

Sub-total	—	—	12,676	12,676

AFS financial assets
Debt securities	3,752,076	10,601,461	—	14,353,537
Equity securities	459,540	—	943,065	1,402,605
Beneficiary certificates	—	1,759,471	395,190	2,154,661
Loaned securities	558,829	103,465	—	662,294
Others	—	90,143	5,374	95,517

Sub-total	4,770,445	12,554,540	1,343,629	18,668,614

Derivative assets	—	276,571	2,077	278,648

Total	5,325,263	17,393,319	1,465,068	24,183,650

Financial liabilities:
Financial liabilities held for trading
Deposits	23,053	—	—	23,053
Derivative liabilities	149,012	2,600,999	104,584	2,854,595

Sub-total	172,065	2,600,999	104,584	2,877,648

Financial liabilities designated at FVTPL
Equity-linked securities	—	10,488	684,688	695,176
Debentures	—	96,354	—	96,354

Sub-total	—	106,842	684,688	791,530

Derivative liability	—	20,794	—	20,794

Total	172,065	2,728,635	789,272	3,689,972

	December 31, 2015
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	24,884	—	—	24,884
Debt securities	689,600	1,927,806	—	2,617,406
Equity securities	62,945	—	—	62,945
Beneficiary certificates	—	14,017	—	14,017
Loaned securities	10,313	—	—	10,313
Derivative assets	419	2,311,402	78,676	2,390,497

Sub-total	788,161	4,253,225	78,676	5,120,062

Financial assets designed at FVTPL
Debt securities	—	—	986	986
Equity securities	—	—	11,609	11,609

Sub-total	—	—	12,595	12,595

AFS financial assets
Debt securities	2,235,229	11,733,943	—	13,969,172
Equity securities	344,339	—	993,368	1,337,707
Beneficiary certificates	—	740,958	377,070	1,118,028
Loaned securities	615,570	104,440	—	720,010
Others	—	20,367	5,308	25,675

Sub-total	3,195,138	12,599,708	1,375,746	17,170,592

Derivative assets	—	177,155	5,973	183,128

Total	3,983,299	17,030,088	1,472,990	22,486,377

Financial liabilities:
Financial liabilities held for trading
Deposits	24,872	—	—	24,872
Derivative liabilities	136,845	2,365,375	78,607	2,580,827

Sub-total	161,717	2,365,375	78,607	2,605,699

Financial liabilities designated at FVTPL
Equity-linked securities	—	10,660	747,351	758,011
Debentures	—	96,851	—	96,851

Sub-total	—	107,511	747,351	854,862

Total	161,717	2,472,886	825,958	3,460,561

(*1)	There is no transfer between level 1 and level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers between the levels at the end of reporting period within which events or conditions change.
(*2)	Certain AFS unquoted equity securities were measured at cost as of March 31, 2016 and December 31, 2015, that are amounting to 23,498 million Won and 22,315 million Won, respectively. These unquoted equity instruments mostly represent minority investments in special purposed entity vehicles such as asset securitization structures. They are measured at cost because (a) observable inputs of financial information to measure fair value was not available to obtain, or (b) there is a significant variance in likely estimated cash flows or (c) the probabilities for the various estimated cash flows could not be measured reliably. In addition, there were no indicators of impairments in these investments and the Group has no intention to dispose these investments in the foreseeable future.

Financial assets and liabilities designated at FVTPL, held-for-trading financial assets and liabilities, AFS financial assets, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using alternative assumptions and developing fair value measurement methods. Alternative assumptions and fair value measurement methods for each type of financial instruments are as follows:

	Fair value measurement methods	Alternative assumptions
Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities

Risk-free market rate, credit spread

Equity securities

Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, and Net Asset Value Method, more than one method is used given the characteristic of the subject of fair value measurement.

Risk-free market rate, market risk premium, Beta

Derivatives product

The in-house developed model which is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, and currency swap that are based on inputs observable in the market.

However, for some complicated financial instruments of which valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model which is developed from the general valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation.

Risk-free market rate, forward rate, volatility, foreign exchange rate, stock prices, etc.

Financial instruments linked to stock prices or derivatives	The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM, or Monte Carlo Simulation given the natures of the securities or underlying assets.	Values of underlying assets, risk-free market rate, market rate, dividend and convenience yield, correlation, volatility, credit spread, and foreign exchange rate

Debenture	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, forward rate

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative assets	Option valuation model and others	Correlation	0.3~0.983	Volatility of fair value increases as correlation increases
		Underlying assets variability	22.1%~65.32%	Volatility of fair value increases as historical variability increase
		Credit risk adjustment ratio	99.4%	Fair value decreases as credit risk adjustment ratio increases
Derivative liabilities	Option valuation model and others	Correlation	0.3~0.983	Volatility of fair value increases as correlation increase
		Underlying assets variability	22.1%~65.32%	Volatility of fair value increase due to historical variability increase
Compound financial instruments	Monte Carlo Simulation and others	Correlation	0.039~0.792	Compound financial instrument’s fair value increases as both of variability and correlation increase
		Underlying assets variability	7.8%~53.7%	When correlation decreases, however, despite of increase of historical variability, the fair value of compound financial instrument may decrease
Equity securities	External appraisal value and others	Expected growth rate	0%~1%	Fair value increases as expected growth rate increases

Fair value of financial assets and liabilities classified into level 3 is measured by the Group using its own valuation techniques or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities classified into level 3 are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2016
	January 1, 2016	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	March 31, 2016
Financial assets:
Financial assets held for trading:
Derivative assets	78,676	59,404	—	(512)	(30,882)	—	106,686

Financial assets designed at FVTPL:
Equity-linked securities	986	(11)	—	—	—	—	975
Equity securities	11,609	92	—	—	—	—	11,701

Sub-total	12,595	81	—	—	—	—	12,676

AFS financial assets:
Equity securities (*3)	993,368	2,477	(7,375)	14,150	(56,655)	(2,900)	943,065
Beneficiary certificates	377,070	2,817	(2,081)	24,434	(7,050)	—	395,190
Others	5,308	—	66	—	—	—	5,374

Sub-total	1,375,746	5,294	(9,390)	38,584	(63,705)	(2,900)	1,343,629

Derivative assets	5,973	3,479	—	—	(7,375)	—	2,077

Total	1,472,990	68,258	(9,390)	38,072	(101,962)	(2,900)	1,465,068

Financial liabilities:
Financial liabilities held for trading:
Derivative liabilities	78,607	54,265	—	—	(28,288)	—	104,584
Financial liabilities designated at FVTPL:
Equity-linked securities	747,351	(46,073)	—	983	(17,573)	—	684,688

Total	825,958	8,192	—	983	(45,861)	—	789,272

(*1)	The loss amounting to 52,377 million Won for the three months ended March 31, 2016, which is from financial assets and liabilities that the Group holds , has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the statement of comprehensive income.
(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	AFS financial assets were transferred out of level 1 to level 3 upon the change of the fair value measurement method of the assets by using quoted prices in the active market from previously using the external valuation specialists.

	For the three months ended March 31, 2015
	January 1, 2015	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	March 31, 2015
Financial assets:
Financial assets held for trading:
Derivative assets(*3)	49,274	27,794	—	(110)	(14,030)	(164)	62,764

Financial assets designed at FVTPL:
Equity-linked securities	6,066	—	—	—	(6,066)	—	—
Equity securities	10,567	578	—	—	—	—	11,145

Sub-total	16,633	578	—	—	(6,066)	—	11,145

AFS financial assets:
Equity securities (*4)	1,031,918	(20,651)	5,034	34,765	(9,071)	2,659	1,044,654
Beneficiary certificates	355,694	288	(15,886)	52,215	(47,695)	—	344,616
Others	14,241	(7,063)	1,481	—	(3,240)	—	5,419

Sub-total	1,401,853	(27,426)	(9,371)	86,980	(60,006)	2,659	1,394,689

Derivative assets	11,946	2,458	—	—	(5,820)	—	8,584

Total	1,479,706	3,404	(9,371)	86,870	(85,922)	2,495	1,477,182

Financial liabilities:
Financial liabilities held for trading:
Derivative liabilities (*3)	41,711	13,316	—	2,606	(1,900)	(207)	55,526
Financial liabilities designated at FVTPL:
Equity-linked securities	361,993	15,666	—	320,301	(85,362)	—	612,598

Total	403,704	28,982	—	322,907	(87,262)	(207)	668,124

(*1)	The loss amounting to 52,667 million Won for the three months ended March 31, 2015, which is from financial assets and liabilities that the Group holds , has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the statement of comprehensive income.
(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	As the variables used for the valuation of equity related derivatives were observable in the market, such derivatives were transferred into level 2 from level 3.
(*4)	AFS financial assets were transferred out of level 1 to level 3 upon the change of the fair value measurement method of the assets by using quoted prices in the active market from previously using the external valuation specialists.

(4)	Sensitivity analysis on the unobservable inputs used for measuring level 3 financial instruments

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, and equity-linked securities of which fair value changes are recognized as net income; (2) equity securities and beneficiary certificates of which fair value changes are recognized as other comprehensive income. Equity securities classified as level 3 but measured at costs are excluded from sensitivity analysis.

The following table presents the sensitivity analysis which is based on reasonable estimates to explain the effect of reasonably possible alternative assumptions on the fair value of level 3 financial instruments as of March 31, 2016 and December 31, 2015 (Unit: Korean Won in millions):

	As of March 31, 2016				As of December 31, 2015
	Net income (loss)		Other comprehensive income (loss)		Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivatives instruments assets (*1)(*2)	14,855	(14,671)	—	—	10,674	(9,729)	—	—
Financial assets designed at FVTPL
Equity securities (*6)	780	(720)	—	—	793	(739)	—	—
AFS Financial assets
Equity securities (*3)(*4)	—	—	33,677	(19,630)	—	—	37,648	(20,869)
Beneficiary certificates (*4)	—	—	4,799	(3,909)	—	—	4,102	(3,875)
Others (*5)	—	—	99	(90)	—	—	80	(80)

Total	15,635	(15,391)	38,575	(23,629)	11,467	(10,468)	41,830	(24,824)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*1)(*2)	18,563	(16,749)	—	—	13,469	(12,281)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities (*1)	2,305	(2,291)	—	—	2,289	(2,247)	—	—

Total	20,868	(19,040)	—	—	15,758	(14,528)	—	—

(*1)	Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate and currency related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing volatility of interest rate and credit risk adjustment ratio, which are major unobservable variables, by 10%, respectively.
(*2)	Both derivative assets and liabilities for held for trading and hedging are included.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%) and discount rate. The growth rate, discount rate, and liquidation value are major unobservable variables.
(*4)	Among the equity securities, even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%.
(*5)	Fair value changes of other securities are calculated by increasing or decreasing price fluctuation of trust property or real estate which is underlying assets and discount rate by 1%. The prices of trust property and real estates and discount rate are major unobservable variables.
(*6)	Changes of fair value are measured by increasing or decreasing the discount rate by 10%, which is major unobservable variable, respectively.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	As of March 31, 2016
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Held-to-maturity financial assets	867,403	12,860,157	—	13,727,560	13,531,189
Loans and receivables	—	—	263,301,207	263,301,207	260,107,519
Financial liabilities:
Deposits due to customers	—	218,248,202	—	218,248,202	217,953,955
Borrowings	—	19,490,350	—	19,490,350	19,422,140
Debentures	—	21,707,481	—	21,707,481	21,219,309
Other financial liabilities	—	25,908,500	—	25,908,500	25,909,380

	As of December 31, 2015
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Held-to-maturity financial assets	1,045,022	12,768,727	—	13,813,749	13,621,640
Loans and receivables	—	—	248,253,422	248,253,422	244,842,062
Financial liabilities:
Deposits due to customers	—	208,133,241	—	208,133,241	209,141,826
Borrowings	—	20,084,789	—	20,084,789	20,033,917
Debentures	—	22,288,472	—	22,288,472	21,898,859
Other financial liabilities	—	16,961,987	—	16,961,987	16,964,206

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value using alternative assumptions through developing fair value measurement methods. Alternative assumptions and fair value measurement methods for financial assets and liabilities that are measured at amortized costs are given as follows:

	Fair value measurement methods	Alternative assumptions
Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities

Risk-free market rate, credit spread

Loans and receivables

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread, prepayment-rate

Deposit due to customers, borrowings, and debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, forward rate

12. DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial assets

1)	The book value, fair value of, and maximum exposure to loss from the financial assets that were derecognized from the consolidated financial statements of the Group through disposals, but the Group still have continuous involvements are given as follows (Unit: Korean Won in millions):

	March 31, 2016
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	701

	December 31, 2015
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	701

(*)	Korea Asset Management Corporation (“KAMCO”) is still in the process of collecting cash flows related to the transferred assets and the maximum exposure to loss represents the carrying amounts of the assets at the date when they were transferred to KAMCO. Under previous K-GAAP, the Group derecognized the transferred assets although the Group retains and continues to retain substantially all such risks and rewards and according to the transition exemptions in IFRS 1101, the Group did not reassess the derecognition criteria for these transfers.

2)	Transferred financial assets that are not derecognized in their entirety

a)	Disposal of securities under repurchase agreement

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		March 31, 2016	December 31, 2015
Transferred property	AFS financial assets	997,314	603,274
	HTM financial assets	9,260	139,340

	Total	1,006,574	742,614

Related liabilities	Disposal of securities under repurchase agreements	1,003,057	671,629

b)	Loaned securities

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred, however, they should be returned at the end of lending period therefore the Group does not derecognize them from the consolidated financial statements as it owns majority of risks and benefits from the securities continuously regardless of the transfer of legal ownership. The carrying amounts of loaned securities are as follows (Unit: Korean Won in millions):

		March 31, 2016	December 31, 2015	Loaned to
Financial assets at FVTPL	Equity securities- listed stock	6,763	10,313	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	662,294	720,010	Korea Securities Depository and others

	Total	669,057	730,323

The details of the transferred financial assets that are not derecognized in their entirety, such as disposal of securities under repurchase agreement or loaned securities, are explained in Note 18.

(2)	The offset of financial assets and liabilities

The Group possesses both the uncollected domestic exchange receivables and unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been countervailed with part of unpaid domestic exchange payable or uncollected domestic exchange receivables, respectively, and has been disclosed in loans and receivables or other financial liabilities of the Group’s statements of financial position and loans and receivables, respectively.

The Group possesses the derivative assets, derivative liabilities, receivable spot exchange, and payable spot exchange which do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Group the right of, under the circumstances of the trading party’s defaults, insolvency, or bankruptcy, the offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency, or bankruptcy, the derivative assets, derivative liabilities, receivable spot exchange, and the net amount of payable spot exchange can be offset.

The Group has entered into a sale and repurchase agreements and accounted it as collateralized borrowing. Also, the Group has entered into a purchase and resale agreement and accounted it as secured loans. The repurchase and resale agreement can have the offsetting right only under the trading party’s default, insolvency, or bankruptcy which do not satisfy the offsetting criteria of K-IFRS 1032, the Group recorded the collateralized borrowings in borrowings and the secured loans in loans and receivables. The Group under the repurchase agreements has offsetting right only upon the counter-party’s default, insolvency or bankruptcy, thus the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement of which do not satisfy the offsetting criteria of K-IFRS 1032. The Bank disclosed bonds sold (purchased) under repurchase agreements as borrowings (loans and receivables).

The details of the financial instruments to be set off and may be covered by master netting agreements and similar agreements are given as follows (Unit: Korean Won in millions):

	March 31, 2016
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral pledged
Financial assets:
Derivative assets and others (*1)	2,861,712	13,329	2,848,383
Receivable spot exchange (*2)	8,461,069	—	8,461,069	10,409,924	—	899,528
Bonds purchased under resale agreements (*2)	12,339,526	—	12,339,526	12,339,526	—	—
Domestic exchanges receivable (*2)(*5)	23,410,323	23,018,597	391,726	—	—	391,726

Total	47,072,630	23,031,926	24,040,704	22,749,450	—	1,291,254

	March 31, 2016
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	3,331,867	13,329	3,318,538
Payable spot exchange (*3)	8,461,517	—	8,461,517	10,921,488	123,528	735,039
Bonds sold under repurchase agreements (*4)	1,003,057	—	1,003,057	1,003,057	—	—
Domestic exchanges payable (*3)(*5)	28,696,388	23,018,597	5,677,791	4,484,566	—	1,193,225

Total	41,492,829	23,031,926	18,460,903	16,409,111	123,528	1,928,264

	December 31, 2015
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,573,107	8,857	2,564,250
Receivable spot exchange (*2)	4,344,109	—	4,344,109	5,615,376	53,162	1,239,821
Bonds purchased under resale agreements (*2)	7,583,743	—	7,583,743	7,583,743	—	—
Domestic exchanges receivable (*2)(*5)	29,980,302	29,467,000	513,302	—	—	513,302

Total	44,481,261	29,475,857	15,005,404	13,199,119	53,162	1,753,123

	December 31, 2015
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	3,144,595	8,857	3,135,738
Payable spot exchange (*3)	4,342,919	—	4,342,919	6,205,345	173,268	1,100,044
Bonds sold under repurchase agreements (*4)	671,629	—	671,629	671,629	—	—
Domestic exchanges payable (*3)(*5)	31,493,204	29,467,000	2,026,204	2,020,717	—	5,487

Total	39,652,347	29,475,857	10,176,490	8,897,691	173,268	1,105,531

(*1)	The items include derivatives held for trading, derivatives for hedging and equity linked securities.
(*2)	The items are included in loans and receivables.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented at offset.

13.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

		Percentage of ownership (%)		Financial statements as of
Subsidiaries	Main business	March 31, 2016	December 31, 2015
Woori Bank and Woori Private Equity Company Ltd.:
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	Finance	26.4	26.4	March 31
Woori Bank:
Kumho Tire Co., Inc. (*1)(*2)	Manufacturing	14.2	14.2	March 31
Woori Service Networks Co., Ltd. (*4)	Freight & staffing services	4.9	4.9	February 29 (*3)
Korea Credit Bureau Co., Ltd. (*5)	Credit information	9.9	9.9	March 31
Korea Finance Security Co., Ltd. (*4)	Security service	15.0	15.0	February 29 (*3)
United PF 1st Corporate Financial Stability (*5)	Finance	17.7	17.7	March 31
Chin Hung International Inc. (*2)	Construction	28.4	28.4	February 29 (*3)
Poonglim Industrial Co., Ltd. (*12)	”	30.9	30.7	December 31 (*3)
STX Engine Co., Ltd. (*1)(*2)	Manufacturing	29.2	29.2	December 31 (*3)
Samho International Co., Ltd. (*1)(*2)	Construction	7.8	7.8	March 31
Force TEC Co., Ltd. (*6)	Freight & staffing services	34.4	34.4	—
Hana Construction Co., Ltd. (*6)	Construction	22.4	22.4	—
STX Corporation (*1) (*2)	Wholesale of non-specialized goods	15.0	15.0	December 31 (*3)
Osung LST Co., Ltd. (*1) (*2)	Manufacturing	11.1	11.1	December 31 (*3)
Saman Corporation (*5)	General construction Technology service	9.2	9.2	December 31 (*3)
Dongwoo C & C Co., Ltd. (*6)	Construction	23.2	23.2	—
SJCO Co., Ltd. (*6)	Aggregate transportation and wholesale	26.5	26.5	—
Ilyang construction Co., Ltd. (*6)	Construction	40.0	40.0	—
G2 Collection Co., Ltd. (*6)	Wholesale and retail sales	28.9	28.9	—
The Base Enterprise Co., Ltd. (*6)(*10)	Manufacturing	48.4	—	—
Orient Star Logistics Co., Ltd. (*6)(*10)	Shipping trade and others	22.3	—	—
Heungjiwon Co., Ltd. (*6)(*10)	Other printing	27.8	—	—
Kyesan Engineering Co., Ltd. (*6)(*10)	Construction	23.2	—	—
Good Software Lap Co., Ltd. (*6)(*10)	Service	28.9	—	—
Wongwang Co., Ltd. (*6)(*10)	Wholesale and real estate	29.0	—	—
Sejin Construction Co., Ltd. (*6)(*9)	Construction	29.6	—	—
K-Growth crowd 2step Fund (*11)	Other financial business	29.6	—	March 31
Woori Private Equity Fund:
Woori Renaissance Holdings (*7)	Other financial business	51.6	51.6	March 31
Woori Private Equity Company Ltd.:
Woori Columbus First PEF (*8)	Other financial business	1.9	1.9	March 31

(*1)	The Group has significant influence on these entities through its position in the creditors’ council which is the decision making body regarding to financial and operational policies of associates.
(*2)	The investments in associates that have quoted market prices are Kumho Tire Co., Ltd. (current period: KRW 8,400, previous year: KRW 6,730), Chin Hung International Inc. (current period: KRW 2,620, previous year: KRW 2,300), STX Engine Co., Ltd. (current period: KRW 7,060, previous year: KRW 6,800), Samho International Co., Ltd. (current period: KRW 15,600, previous year: KRW 15,550), STX Corporation. (current period: KRW 3,220, previous year: KRW 3,435), and Osung LST Co., Ltd. (current period: KRW 1,100, previous year: KRW 795).
(*3)	The significant transactions and events between the end of reporting dates of the investees and the investors have been properly adjusted.
(*4)	The significant business of Woori Service Network Co., Ltd. and Korea Finance Security Co., Ltd. is transacted mostly with the Group.
(*5)	The Group can participate in decision-making body and exercise significant influence over Korea Credit Bureau Co., Ltd. and the United PF 1st Corporate Financial Stability through business partnerships.
(*6)	The carrying value of investments in Force TEC Co., Ltd. and Hana Construction Co., Ltd., Dongwoo C & C Co., Ltd., SJCO Co., Ltd., Ilyang Construction Co., Ltd., G2 collection Co., Ltd. The Base Enterprise Co., Ltd., Orient Star Logistics Co., Ltd., Heungjiwon Co., Ltd., Kyesan Engineering Co., Ltd., Good Software Lap Co., Ltd, Wongwang Co., Ltd. and Sejin Construction Co., Ltd. is nil as of March 31, 2016 and December 31, 2015, respectively.
(*7)	The Group owns over 50% ownership of Woori Renaissance Holdings. However, the investment in this entity was accounted for using equity method as the ownership and related contracts meet the definition of joint arrangement under K-IFRS 1111 Joint Arrangements.
(*8)	As a general partner of Woori Columbus First PEF, the Group has significant influence over the entity’s operational and financial policy making process, including participating in dividend or other distribution. As such, the investment in this entity was accounted for using equity method
(*9)	Due to debt-equity swap occurred during the year ended March 31, 2016, it is included in the associates.
(*10)	Even though the Group’s ownership ratio of the entity is more than 20%, it does not have significant influence over the entity due to the fact that the entity is going through workout process under receivership, thus it was excluded from the investment in associates. However, as the workout was over during the year ended March 31, 2016, it has been included in the investment in associates.
(*11)	Due to capital contribution by group occurred during the three months ended March 31, 2016, it has been included in the investment in associates.
(*12)	Due to acquisition of treasury stock of Poonglim Industrial Co.,Ltd. during the three months ended March 31, 2016, Percentage of ownership increased.

(2)	Changes in the carrying value of investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2016
	Acquisition cost	January 1, 2016	Share of profits (losses)	Acquisition	Disposal and others	Dividends	Change in Capital	March 31, 2016
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	43,917	56,044	(22)	—	(10,561)	(2,971)	—	42,490
Kumho Tire Co., Inc.	175,652	214,050	(2,979)	—	—	—	(121)	210,950
Woori Service Networks Co., Ltd.	108	139	(20)	—	—	—	—	119
Korea Credit Bureau Co., Ltd.	3,313	5,291	(207)	—	—	—	—	5,084
Korea Finance Security Co., Ltd.	3,266	3,711	(88)	—	—	(54)	—	3,569
United PF 1st Corporate financial stability	172,441	187,592	3,264	—	—	—	—	190,856
Chin Hung International Inc.	89,725	43,936	523	—	—	—	73	44,532
Poonglim Industrial Co., Ltd.	13,916	5,313	836	—	—	—	(2,923)	3,226
STX Engine Co., Ltd.	92,038	51,276	52	—	—	—	(307)	51,021
SamHo Co., Ltd.	7,492	14,325	1,076	—	—	—	(9)	15,392
STX Corporation	42,215	4,251	(685)	—			3,984	7,550
Osung LST Co., Ltd.	15,405	10,985	(2,750)	—	—	—	—	8,235
Saman Corporation	8,521	8,521	—	—			—	8,521
K-Growth crowd 2step Fund	800	—	—	800			—	800
Woori Renaissance Holdings	63,000	37,121	952	—	—	—	—	38,073
Woori Columbus First PEF	1,200	1,306	(2)	—	—	—	—	1,304

	733,009	643,861	(50)	800	(10,561)	(3,025)	697	631,722

	For the three months ended March 31, 2015
	Acquisition cost	January 1, 2015	Share of profits (losses)	Acquisition(*)	Disposal and others	Dividends	Change in Capital	Impairment	March 31, 2015
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	81,608	100,436	3,314	—	(19,799)	(9,921)	—	—	74,030
Korea Finance Security Co., Ltd.	3,337	4,272	(539)	—	—	(55)	—	—	3,678
Korea Credit Bureau Co., Ltd.	2,215	3,378	(138)	—	—	—	—	—	3,240
Woori Service Networks Co., Ltd.	108	130	(6)	—	—	(12)	—	—	112
Kumho Tire Co., Inc.	175,652	224,829	(5,345)	—	—	—	11,547	—	231,031
United PF 1st Corporate financial stability	191,617	203,418	(2,580)	—	—	—	—	—	200,838
Chin Hung International Inc.	60,275	28,491	(3,020)	29,451	—	—	462	—	55,384
Poonglim Industrial Co., Ltd.	13,917	—	18,961	—	—	—	—	(13,022)	5,939
STX Engine Co., Ltd.	47,008	2,292	(14,602)	45,030	—	—	(453)	—	32,267
SamHo Co., Ltd.	7,492	11,257	773	—	—	—	(11)	—	12,019
Osung LST Co., Ltd.	15,405	18,482	29,694	—	—	—	4	(41,738)	6,442
STX Corporation	42,215	14,348	(4,040)	—	—	—	351	—	10,659
Phoenix Digital Tech Co., Ltd.	1,334	—	1,940	—	—	—	—	—	1,940
Woori Renaissance Holdings	63,000	36,019	1,012	—	—	—	—	—	37,031
Woori Columbus First PEF	1,200	1,084	(3)	—	—	—	—	—	1,081

	706,383	648,436	25,421	74,481	(19,799)	(9,988)	11,900	(54,760)	675,691

(*)	The items include acquisition through account transference such as debt-for-equity swap, amounting to 74,481 million for the three months ended March 31, 2015.

(3)	Summary financial information relating to investments in joint ventures and associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	March 31, 2016
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	160,638	213	155	(64)
Kumho Tire Co., Inc.	4,991,448	3,826,165	698,015	(15,808)
Woori Service Networks Co., Ltd.	4,444	2,042	2,771	25
Korea Credit Bureau Co., Ltd.	60,134	11,341	9,864	(1,612)
Korea Finance Security Co., Ltd.	28,843	4,692	9,615	268
United PF 1st Corporate financial stability	1,099,848	23,490	23,388	18,423
Chin Hung International Inc.	524,006	452,021	87,134	6,098
Poonglim Industrial Co., Ltd.	340,165	335,192	277,537	(1,056)
STX Engine Co., Ltd.	933,608	810,512	633,303	36,441
SamHo Co., Ltd.	690,692	494,351	174,596	13,239
STX Corporation	1,267,225	1,194,883	1,630,828	(48,981)
Osung LST Co., Ltd.	95,610	37,406	50,864	(55,131)
Saman Corporation	95,316	61,054	116,788	(115,321)
K-Growth crowd 2step Fund	2,699	5	—	(6)
Woori Renaissance Holdings	97,268	28,220	2,197	1,844
Woori Columbus First PEF	68,440	692	—	(156)

	December 31, 2015
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	212,171	414	49,264	35,099
Kumho Tire Co., Inc.	5,197,002	3,926,952	3,039,519	(27,893)
Woori Service Networks Co., Ltd.	4,577	1,772	14,661	824
Korea Credit Bureau Co., Ltd.	63,960	13,076	53,184	2,005
Korea Finance Security Co., Ltd.	30,195	5,457	50,932	1,890
United PF 1st Corporate Financial Stability	1,088,325	30,390	117,579	18,911
Chin Hung International Inc.	516,305	446,412	624,110	(39,936)
Poonglim Industrial Co., Ltd.	352,683	331,801	206,904	13,185
STX Engine Co., Ltd.	958,468	834,499	417,125	36,615
Samho Co., Ltd.	709,109	526,379	892,871	39,664
STX Corporation	1,232,014	1,181,593	1,236,168	(44,404)
Osung LST Co., Ltd.	125,859	42,981	38,767	(30,108)
Saman Corporation	80,970	49,334	114,592	(116,019)
Woori Renaissance Holdings Inc.	95,421	28,218	12,013	6,813
Woori Columbus First PEF	68,466	562	12,158	11,570

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of March 31, 2016 and December 31, 2015, are as follows:

	As of March 31, 2016
	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd. (*)	465,050 shares	23.0
Saenuel Co., Ltd. (*)	3,531shares	37.4
E Mirae Tech Co., Ltd. (*)	7,696 shares	41.0
Jehin Trading Co., Ltd. (*)	81,610 shares	27.3
NK Eng Co., Ltd. (*)	697,033 shares	23.1
The season Co., Ltd. (*)	18,187 shares	30.1
Deokwon Food Co., Ltd. (*)	14,300 shares	27.3
Yuil PESC Co., Ltd. (*)	8,642 shares	24.0
Dow Co., Ltd. (*)	13,477 shares	41.9
Reading Doctors Co., Ltd. (*)	7,398 shares	35.4
Gachi Staff Co., Ltd. (*)	10,803 shares	27.1

(*)	Even though the Group’s ownership ratio of the entity is more than 20% as a limited partner, it is determined that the Group does not have significant influence over the entity since the Group cannot exercise significant influence in the decision making bodies, such as investment committee, thus it has been excluded from the investment in associates.

	As of December 31, 2015
	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd. (*)	465,050 shares	23.0
The Base Enterprise Co., Ltd. (*)	68,470 shares	48.4
Saenuel Co., Ltd. (*)	3,531 shares	37.4
Heungjiwon Co., Ltd. (*)	32,849 shares	27.8
E Mirae Tech Co., Ltd. (*)	7,696 shares	41.0
Jehin Trading Co., Ltd. (*)	81,610 shares	27.3
NK Eng Co., Ltd. (*)	697,033 shares	23.1
The season Co., Ltd. (*)	18,187 shares	30.1
Deokwon Food Co., Ltd. (*)	14,300 shares	27.3
Yuil PESC Co., Ltd. (*)	8,642 shares	24.0
Kyesan Engineering Co., Ltd. (*)	60,581 shares	23.2
Good Software Lab Co., Ltd. (*)	17,121 shares	28.9
Dow Co., Ltd. (*)	13,477 shares	41.9
Reading Doctors Co., Ltd. (*)	7,398 shares	35.4
Orient Star Logistics Co., Ltd. (*)	17,293 shares	22.3
Wongwang Co., Ltd. (*)	2,590 shares	29.0

(*)	Even though the Group’s ownership ratio of the entity is more than 20% as a limited partner, it is determined that the Group does not have significant influence over the entity since the Group cannot exercise significant influence in the decision making bodies, such as investment committee, thus it has been excluded from the investment in associates.

(5)	As of March 31, 2016 and December 31, 2015, the reconciliations from the net assets of associates based on the ownership ratio of the Group to its corresponding book value of investment in joint ventures and associates are as follow (Unit: Korean Won in millions except for ownership):

	As of March 31, 2016
	Net assets	Ownership (%)	Net assets of associates (or joint ventures)	cost-book value differential	Impairment	Intercompany transaction and others	Book value
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	160,425	26.4	42,349	—	—	141	42,490
Kumho Tire Co., Inc. (*)	1,130,261	14.2	159,943	48,459	—	2,548	210,950
Woori Service Networks Co., Ltd.	2,402	4.9	119	—	—	—	119
Korea Credit Bureau	48,793	9.9	4,836	248	—	—	5,084
Korea Finance Security Co., Ltd.(*)	23,791	15.0	3,569	—	—	—	3,569
United PF 1st Corporate financial stability	1,076,358	17.7	190,804	—	—	52	190,856
Chin Hung International Inc. (*)	70,225	28.4	19,969	24,566	—	(3)	44,532
Poonglim Industrial Co., Ltd. (*)	(85,865)	30.9	(26,521)	52,230	(22,472)	(11)	3,226
STX Engine Co., Ltd.	123,096	29.2	35,987	14,954	—	80	51,021
SamHo Co., Ltd.	196,341	7.8	15,392	—	—	—	15,392
STX Corporation	72,342	15.0	10,835	24,610	(28,370)	475	7,550
Osung LST Co., Ltd.	58,204	11.1	6,488	35,597	(33,839)	(11)	8,235
Saman Corporation	34,262	9.2	3,148	5,373	—	—	8,521
K-Growth crowd 2step Fund	2,694	29.6	798	2	—	—	800
Woori Renaissance Holdings	69,048	51.6	35,656	—	(6,441)	8,858	38,073
Woori Columbus First PEF	67,748	1.9	1,301	6	—	(3)	1,304

(*)	The net asset amount is after reflecting preferred stocks.

	As of December 31, 2015
	Net assets	Ownership (%)	Net assets of associates (or joint ventures)	cost-book value differential	Impairment	Intercompany transaction and others	Book value
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	211,757	26.4	55,900	—	—	144	56,044
Korea Credit Bureau	50,884	9.9	5,043	248	—	—	5,291
Korea Finance Security Co., Ltd.	24,738	15.0	3,711	—	—	—	3,711
Woori Service Networks Co., Ltd.	2,805	4.9	139	—	—	—	139
Kumho Tire Co., Inc. (*)	1,152,161	14.2	163,042	48,459	—	2,549	214,050
United PF 1st Corporate financial stability	1,057,935	17.7	187,538	—	—	54	187,592
Chin Hung International Inc. (*)	68,132	28.4	19,374	24,566	—	(4)	43,936
Poonglim Industrial Co., Ltd. (*)	(58,065)	30.7	(17,837)	45,622	(22,472)	—	5,313
STX Engine Co., Ltd. (*)	123,969	29.2	36,230	14,927	—	119	51,276
SamHo Co., Ltd.	182,730	7.8	14,325	—	—	—	14,325
Osung LST Co., Ltd.	82,878	11.1	9,238	35,597	(33,839)	(11)	10,985
Saman Corporation	31,636	9.2	2,911	5,610	—	—	8,521
STX Corporation	50,421	15.0	7,552	24,610	(28,370)	459	4,251
Woori Renaissance Holdings	67,203	51.6	34,677	—	(6,441)	8,885	37,121
Woori Columbus First PEF	67,904	1.9	1,304	6	—	(4)	1,306

(*)	The net asset amount is after reflecting preferred stocks.

14.	INVESTMENT PROPERTIES

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Acquisition cost	384,991	376,192
Accumulated depreciation	(25,891)	(24,696)

Net carrying value	359,100	351,496

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2016	For the three months ended March 31, 2015
Beginning balance	351,496	357,550
Depreciation	(909)	(968)
Transfer	8,524	27,137
Foreign currencies translation adjustments	(11)	5
Others	—	(3)

Ending balance	359,100	383,721

(3)	Fair value of investment properties is amounting to 380,697 million Won and 371,890 million Won as of March 31, 2016 and December 31, 2015, respectively. The fair value of investment property, based on the assessment that was independently performed by external appraisal agencies, is classified as level 3 on the fair value hierarchy as of March 31, 2016 and December 31, 2015.

(4)	Rental fee earned from investment properties is amounting to 1,310 million Won and 1,357 million Won for the three months ended March 31, 2016 and 2015, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Premises and equipment are as follows (Unit: Korean Won in millions):

	March 31, 2016
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,486,730	843,334	973,676	428,139	1,352	20	3,733,251
Accumulated depreciation	—	(145,341)	(790,144)	(344,248)	—	(16)	(1,279,749)

Net carrying value	1,486,730	697,993	183,532	83,891	1,352	4	2,453,502

	December 31, 2015
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,493,628	843,343	965,820	405,801	522	20	3,709,134
Accumulated depreciation	—	(139,326)	(772,529)	(326,057)	—	(16)	(1,237,928)

Net carrying value	1,493,628	704,017	193,291	79,744	522	4	2,471,206

(2)	Changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2016
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,493,628	704,017	193,291	79,744	522	4	2,471,206
Acquisition	—	1,497	10,657	4,159	835	—	17,148
Disposal	—	—	(37)	(665)	—	—	(702)
Depreciation	—	(6,330)	(20,560)	(22,613)	—	—	(49,503)
Foreign currencies translation adjustment	213	225	(13)	(151)	(5)	—	269
Transfer	(7,111)	(1,413)	—	—	—	—	(8,524)
Others	—	(3)	194	23,417	—	—	23,608

Ending balance	1,486,730	697,993	183,532	83,891	1,352	4	2,453,502

	For the three months ended March 31, 2015
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,514,698	706,524	209,588	70,185	102	5	2,501,102
Acquisition	20,350	5,466	12,671	5,814	206	—	44,507
Disposal	(20,218)	(2,943)	(384)	(467)	(4)	—	(24,016)
Depreciation	—	(6,070)	(21,316)	(13,220)	—	(1)	(40,607)
Classified to assets held for sale	(706)	(1,743)	—	—	—	—	(2,449)
Foreign currencies translation adjustment	(458)	(455)	(215)	(35)	2	—	(1,161)
Transfer	(25,207)	(1,930)	—	—	—	—	(27,137)
Others	—	—	105	8,574	(48)	—	8,631

Ending balance	1,488,459	698,849	200,449	70,851	258	4	2,458,870

16.	INTANGIBLE ASSETS AND GOODWILL

(1)	Intangible assets are as follows (Unit: Korean Won in millions):

	March 31, 2016
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Total
Acquisition cost	105,779	170,858	651	200,569	609,741	28,356	1,115,954
Accumulated amortization	—	(136,540)	(330)	(146,098)	(414,588)	—	(697,556)
Accumulated impairment losses	—	—	—	—	(1,196)	(5,169)	(6,365)

Net carrying value	105,779	34,318	321	54,471	193,957	23,187	412,033

	December 31, 2015
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Total
Acquisition cost	103,525	170,709	651	193,020	605,821	30,024	1,103,750
Accumulated amortization	—	(132,538)	(307)	(141,663)	(400,714)	—	(675,222)
Accumulated impairment losses	—	—	—	—	(3,338)	(5,384)	(8,722)

Net carrying value	103,525	38,171	344	51,357	201,769	24,640	419,806

(2)	Changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2016
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	103,525	38,171	344	51,357	201,769	24,640	419,806
Acquisition	—	149	—	7,539	3,550	491	11,729
Disposal	—	—	—	—	—	(2,142)	(2,142)
Amortization	—	(4,002)	(23)	(4,425)	(13,973)	—	(22,423)
Impairment loss	—	—	—	—	2,142	215	2,357
Foreign currencies translation adjustment	2,777	—	—	—	372	(17)	3,132
Other	(523)	—	—	—	97	—	(426)

Ending balance	105,779	34,318	321	54,471	193,957	23,187	412,033

	For the three months ended March 31, 2015
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	107,541	47,821	328	55,337	60,807	23,894	295,728
Acquisition	—	2,272	—	1,735	178,548	—	182,555
Disposal	—	(160)	—	(1,076)	—	—	(1,236)
Amortization	—	(4,272)	(21)	(5,022)	(13,099)	—	(22,414)
Impairment loss (reversal)	—	—	—	—	(5)	237	232
Foreign currencies translation adjustment	(4,500)	—	—	—	(1,091)	10	(5,581)
Other	(206)	—	—	—	—	—	(206)

Ending balance	102,835	45,661	307	50,974	225,160	24,141	449,078

17.	ASSETS HELD FOR SALE

Assets held for sale recognized are 15,693 million Won and 17,904 million Won as of March 31, 2016 and December 31, 2015, respectively.

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		March 31, 2016
		Collateral given to	Amount	Reason for collateral
Due from banks		Korea Investment Securities and others	499,120	Margin deposit for futures or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Yuanta Securities Co., Ltd. and others	204,275	Collaterals for customer RP
AFS financial assets	Korean treasury and government agencies bonds	Banco Bilbao Vizcaya Argentaria and others	997,314	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	The BOK and others	3,718,888	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Korea Securities Depository	9,260	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	The BOK and others	4,106,980	Settlement risk and others
Land and building		Credit Counselling & Recovery Service	1,154	Leasehold rights and others

		Total	9,536,991

		December 31, 2015
		Collateral given to	Amount	Reason for collateral
Due from banks		Korea Investment Securities and others	483,298	Margin deposit for futures or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Yuanta Securities Co., Ltd. and others	220,897	Collaterals for customer RP
AFS financial assets	Korean treasury and government agencies bonds	Banco Bilbao Vizcaya Argentaria and others	603,274	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	The BOK and others	3,595,581	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	139,340	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	The BOK and others	4,657,667	Settlement risk and others
Land and buildings		Credit Counselling & Recovery Service	6,468	Leasehold rights and others

		Total	9,706,525

(*)	The assets are not derecognized as there are the repurchase agreements at predetermined price or original sale price added with certain rate of return. Collaterals are provided, and the purchasers are eligible to dispose or provide them as collateral. The Group recognizes the relevant amount as liability (bond sold under repurchase agreements) due to derecognition.

(2)	The carrying amounts of land and buildings acquired through foreclosure are as follow (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Land	28	28
Buildings	805	596

Total	833	624

(3)	Loaned securities are as follows (Unit: Korean Won in millions):

		March 31, 2016	December 31, 2015	Loaned to
Financial assets at FVTPL	Korean treasury and government agencies securities	6,763	10,313	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	662,294	720,010	Korea Securities Depository

Total		669,057	730,323

Loaned securities are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Group does not derecognize these securities, there are no liabilities relates to loaned securities.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held can be disposed and re-subjected to lien regardless of defaults of counterparties are as follows (Unit: Korean Won in millions):

	March 31, 2016
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	12,586,529	—

	December 31, 2015
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	7,661,656	—

19.	OTHER ASSETS

Other assets are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Prepaid expenses	200,003	124,080
Advance payments	2,170	1,008
Non-operative assets	833	624
Others	17,825	17,574

Total	220,831	143,286

20.	FINANCIAL LIABILITY AT FVTPL

(1)	Financial liabilities at FVTPL consist of as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Financial liabilities held for trading	2,877,648	2,605,699
Financial liabilities designated at FVTPL	791,530	854,862

Total	3,669,178	3,460,561

(2)	Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Deposits due to Customers:
Gold banking liabilities	23,053	24,872
Derivative liabilities	2,854,595	2,580,827

Total	2,877,648	2,605,699

(3)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Equity linked securities index:
Equity linked securities index in short position	695,176	758,011
Debentures:
Debentures in local currency	96,354	96,851

Total	791,530	854,862

(4)	Credit risk adjustment to financial liabilities designated at FVTPL is as follows (Unit: Korean Won in millions):

	March 31, 2016	March 31, 2015
Financial liabilities designated at FVTPL subject to credit risk adjustments	791,530	773,291
Changes in fair value for credit risk adjustments	11	(503)
Accumulated changes in credit risk adjustments	(14,998)	(46,074)

Credit risk adjustments are applied to reflect the Group’s own credit risk when measuring derivative liabilities at fair value. The methodology to determine the adjustment incorporates the Group’s credit spread as observed through credit ratings.

(5)	The differences between financial liabilities at FVTPL’s carrying amount and nominal amount at maturity are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Carrying amount	791,530	854,862
Nominal amount at maturity	1,045,569	1,086,365

	(254,039)	(231,503)

21.	DEPOSITS DUE TO CUSTOMERS

Deposits sorted by interest type are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Deposits in local currency:
Demand deposits	11,181,795	9,728,839
Time deposits	180,624,509	175,598,522
Mutual funds	39,946	40,888
Deposits on notes payables	729,417	687,579
Deposits on CMA	225,968	235,089
Certificate of deposits	3,266,422	2,435,087
Other deposits	1,311,961	1,304,348

Sub-total	197,380,018	190,030,352

Deposits in foreign currencies	20,606,740	19,129,214
Present value discount	(32,803)	(17,740)

Total	217,953,955	209,141,826

22.	BORROWINGS AND DEBENTURES

(1)	Borrowings are as follows (Unit: Korean Won in millions):

	March 31, 2016
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the Bank of Korea	The Bank of Korea	0.5 ~ 0.8	1,449,261
Borrowings from government funds	Small and Medium Business Corporation and others	0.0 ~ 3.5	1,550,337
Others	The Korea Development Bank and others	0.0 ~ 3.8	4,305,652

Sub-total			7,305,250

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea	0.0 ~ 4.6	8,795,613
Offshore borrowings in foreign currencies	Zuercher Kantonal Bank and others	0.2 ~ 1.1	32,992

Sub-total			8,828,605

Bills sold	Others	0.0 ~ 1.6	37,658
Call money	Banks	0.0 ~ 5.3	2,248,852
Bonds sold under repurchase agreements	Other financial institutions	0.8 ~ 4.5	1,003,057
Present value discount			(1,282)

Total			19,422,140

	December 31, 2015
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The Bank of Korea	0.5 ~ 0.8	1,475,991
Borrowings from government funds	Small and Medium Business Corporation and others	0.0 ~ 3.5	1,535,953
Others	The Korea Development Bank and others	0.0 ~ 4.9	4,508,662

Sub-total			7,520,606

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea	0.0 ~ 4.6	9,733,694
Offshore borrowings in foreign currencies	Zuercher Kantonal Bank and others	0.3 ~ 0.9	32,947

Sub-total			9,766,641

Bills sold	Others	0.0 ~ 2.6	37,501
Call money	Banks	0.0 ~ 5.2	2,039,051
Bonds sold under repurchase agreements	Other financial institutions	0.8 ~ 4.5	671,629
Present value discount			(1,511)

Total			20,033,917

(2)	Debentures are as follows (Unit: Korean Won in millions):

	March 31, 2016		December 31, 2015
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond(*)
Ordinary bonds	0.2 ~ 11.8	15,906,888	0.2 ~ 12.0	16,868,054
Subordinated bonds	3.0 ~ 12.6	5,337,179	3.4 ~ 13.0	5,055,311
Other bonds	17.0	4,006	17.0	4,006

Sub-total		21,248,073		21,927,371

Discounts on bond		(28,764)		(28,512)

Total		21,219,309		21,898,859

(*)	The debentures of 3,658,361 million Won and 3,148,703 million Won as of March 31, 2016 and December 31, 2015, respectively, which are fair value hedged items are included.

23.	PROVISIONS

(1)	Provisions are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Asset retirement obligation	58,090	39,121
Provision for guarantee (*1)	290,090	364,141
Provision for loan commitments	85,365	85,313
Provision for credit card points	6,446	5,445
Other provisions (*2)	23,328	22,581

Total	463,319	516,601

(*1)	Provision for guarantee includes provision for financial guarantee of 70,436 million Won and 77,322 million Won as of March 31, 2016 and December 31, 2015, respectively.
(*2)	Other provisions consist of provision for litigation, provision for loss recovery, and others.

(2)	Changes in provisions except for asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2016
	Provision for guarantees	Provision for loan commitments	Provision for credit card points	Other provisions	Total
Beginning balance	364,141	85,313	5,445	22,581	477,480
Provisions provided	399	4,890	4,870	2,461	12,620
Provisions used	(6,101)	(3)	(3,869)	(1,713)	(11,686)
Reversal of unused amount	(75,266)	(4,848)	—	—	(80,114)
Others	6,917	13	—	(1)	6,929

Ending balance	290,090	85,365	6,446	23,328	405,229

	For the three months ended March 31, 2015
	Provision for guarantees	Provision for loan commitments	Provision for credit card points	Other provisions	Total
Beginning balance	509,320	90,449	5,548	56,959	662,276
Provisions provided	42,732	1,654	5,268	47,539	97,193
Provisions used	(6,944)	3	(5,512)	(36,579)	(49,032)
Reversal of unused amount	(1,115)	(4,806)	—	1	(5,920)
Others	5,387	(29)	—	(5)	5,353

Ending balance	549,380	87,271	5,304	67,915	709,870

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2016	For the three months ended March 31, 2015
Beginning balance	39,121	29,733
Provisions provided	57	138
Provisions used	(209)	(156)
Depreciation	92	77
Reversal of unused amount	—	(105)
Increase in restoration costs and others	19,029	8,628

Ending balance	58,090	38,315

24.	NET DEFINED BENEFIT LIABILITY

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through Defined Benefit Retirement Pension Plan and the major significant risks are as follows:

Volatility of Asset

The defined benefit obligation was estimated with a discount rate which is calculated based on the yield of blue chip corporate bonds in Korea. A deficit may occur if the rate of return on plan assets falls short of the discount rate.

Decrease in Yield of Blue Chip Bonds

A decrease in yield of blue chip bonds may result in increase in defined benefit liability although the increase in the value of some debt securities in the defined benefit plan would set it off partially.

Risk of Inflation

Defined benefit obligations are correlated to the inflation rate; the higher the inflation rate is, the higher the level of liabilities. As a result, a deficit may occur in the plan.

(1)	The net defined benefit liability is as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Defined benefit obligation	986,618	901,219
Fair value of plan assets	(849,190)	(801,528)

Net defined benefit liability	137,428	99,691

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2016	For the three months ended March 31, 2015
Beginning balance	901,219	683,961
Current service cost	38,344	32,910
Interest expense	5,978	5,168
Remeasurements	42,011	77,691
Foreign currencies translation adjustments	190	(38)
Retirement benefit paid	(1,315)	(2,602)
Others	191	32

Ending balance	986,618	797,122

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2016	For the three months ended March 31, 2015
Beginning balance	801,528	608,370
Interest income	6,155	5,313
Remeasurements	(1,715)	(1,232)
Employer’s contributions	45,000	85,000
Retirement benefit paid	(1,207)	(1,274)
Others	(571)	(9,540)

Ending balance	849,190	686,637

(4)	Plan assets mainly consist of deposits that represent 100% of plan assets as of March 31, 2016 and December 31, 2015, respectively. Among plan assets, realized returns on plan assets amount to 4,440 million Won and 4,081 million Won for the three months ended March 31, 2016 and 2015, respectively.

(5)	Current service cost, net interest expense, past service cost, loss on the curtailment or settlement and remeasurements recognized in the consolidated statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2016	For the three months ended March 31, 2015
Current service cost	38,344	32,910
Net interest expense	(177)	(145)
Cost recognized in net income	38,167	32,765
Remeasurements	43,726	78,923

Cost recognized in total comprehensive income	81,893	111,688

Retirement benefit service costs related to defined contribution plans are recognized 1,380 million Won and 922 million Won for the three months ended March 31, 2016 and 2015, respectively.

(6)	Key actuarial assumptions used in defined benefit liability assessment are as follows:

	March 31, 2016	December 31, 2015
Discount rate	2.51%	2.83%
Future wage growth rate	6.34%	6.35%
Retirement rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		Defined benefit obligation as of
		March 31, 2016	December 31, 2015
Discount rate	Increase by 1% point	(106,667)	(101,026)
	Decrease by 1% point	126,374	118,879
Future wage growth rate	Increase by 1% point	125,030	117,975
	Decrease by 1% point	(107,318)	(101,900)

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Other financial liabilities:
Payables	9,953,134	5,586,031
Accrued expenses	1,859,930	1,901,204
Borrowings from trust accounts	3,527,904	4,476,396
Agency business revenue	359,138	415,776
Foreign exchange payables	824,318	708,267
Domestic exchange payables	5,735,024	2,082,472
Miscellaneous liabilities	3,650,934	1,795,256
Present value discount	(1,002)	(1,196)

Sub-total	25,909,380	16,964,206

Other liabilities:
Deferred Income	175,017	171,649
Other miscellaneous liabilities	165,138	133,525

Sub-total	340,155	305,174

Total	26,249,535	17,269,380

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2016
		Assets		Liabilities
	Nominal amount	Fair value hedge	For trading	Fair value hedge	For trading
Interest rate:
Interest rate futures	64,577	—	—	—	—
Interest rate swap	110,324,067	278,648	934,345	—	1,002,067
Long interest rate options	960,000	—	22,358	—	—
Short interest rate options	1,225,000	—	—	—	23,427
Currency:
Currency futures	529,837	—	—	—	—
Currency forwards	59,723,100	—	983,764	—	862,778
Currency swaps	30,142,175	—	575,421	—	785,213
Long currency option	1,947,410	—	64,352	—	—
Short currency option	1,663,232	—	—	—	16,986
Stock:
Stock futures	95,865	—	—	—	—
Stock swaps	15,000	—	217	—	7
Long index option	1,223,508	—	2,829	—	—
Short index option	2,293,312	—	—	20,794	160,298
Others:
Other futures	676	—	—	—	—
Other forwards	—	—	—	—	—
Other swaps	40,260	—	2,271	—	2,134
Long option	17,415	—	573	—	—
Short option	123,204	—	—	—	1,685

Total	210,388,638	278,648	2,586,130	20,794	2,854,595

	December 31, 2015
		Assets		Liabilities
	Nominal amount	Fair value hedge	For trading	For trading
Interest rate:
Interest rate swap	111,633,234	180,378	923,712	959,347
Long interest rate options	881,679	—	13,961	—
Short interest rate options	1,086,679	—	—	15,164
Currency:
Currency futures	423,877	—	—	—
Currency forwards	56,298,910	—	759,838	475,646
Currency swaps	27,070,835	—	617,777	949,921
Long currency option	1,657,911	—	63,498	—
Short currency option	1,366,459	—	—	13,530
Stock:
Stock futures	169,785	—	—	—
Stock swaps	10,000	—	—	6
Long index option	682,358	2,750	444	—
Short index option	2,410,815	—	—	155,386
Others:
Other futures	1,100	—	—	—
Other forward	125	—	—	39
Other swaps	78,882	—	5,363	4,781
Long option	41,097	—	5,904	—
Short option	142,259	—	—	7,007

Total	203,956,005	183,128	2,390,497	2,580,827

Derivatives held for trading purpose are classified into financial assets or liabilities at FVTPL and derivatives assets or liabilities for hedging are stated as a separate line item in the consolidated statements of financial position (see Notes 7 and 20).

(2)	Gains or losses from valuation of financial instruments under hedge accounting are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Losses from hedged items	(61,067)	(47,074)
Gains from hedging instruments	53,338	47,198

27.	DAY 1 PROFIT OR LOSS

Changes in details of deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Beginning balance	28,008	13,499
Acquisitions	668	7,607
Amounts recognized in profits or losses	(2,309)	(2,898)

Ending balance	26,367	18,208

In case some variables to measure fair values of financial instruments were not observable or available in the market, valuation techniques were utilized to evaluate such financial instruments. Those financial instruments were recorded at the fair value produced by the valuation techniques as at the time of acquisition, even though there were difference noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses.

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of authorized shares and others are as follows:

	March 31, 2016	December 31, 2015
Authorized shares of common stock	5,000,000,000 Shares	5,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock	676,000,000 Shares	676,000,000 Shares
Capital Stock	3,381,392 million won	3,381,392 million won

Due to the retirement of repurchased stocks of 278,371 shares occurred during the year ended December 31, 2015, the amount of capital stock differs from the nominal amount of issued stocks.

(2)	There is no change to be disclosed in numbers of issued shares of common stock for the three months ended March 31, 2016 and 2015.

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Capital in excess of par value	269,533	269,533
Other capital surplus	24,726	24,726

Total	294,259	294,259

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issuance date	Maturity	Annual interest rate (%)	March 31, 2016	December 31, 2015
Local currency	June 20, 2008	June 20, 2038	7.7	255,000	255,000
	November 22, 2011	November 22, 2041	5.9	310,000	310,000
	March 8, 2012	March 8, 2042	5.8	190,000	190,000
	April 25, 2013	April 25, 2043	4.4	500,000	500,000
	November 13, 2013	November 13, 2043	5.7	200,000	200,000
	December 12, 2014	December 12, 2044	5.2	160,000	160,000
	June 3, 2015	June 3, 2045	4.4	240,000	240,000
Foreign currencies	May 2, 2007	May 2, 2037	6.2	930,900	930,900
	June 10, 2015	June 10, 2045	5.0	559,650	559,650
Issuance cost				(11,548)	(11,548)

Total				3,334,002	3,334,002

With respect to the hybrid securities issued, the contractual agreements allow the Group to indefinitely extend the maturity date and defer the payment of interest. If the Group makes a resolution not to pay dividends on common stock, and then, the Group is exonerated from interest payment on the hybrid securities.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Accumulated other comprehensive income:
Gain on available-for-sale financial assets	472,206	374,685
Share of other comprehensive income of joint ventures and associates	2,696	6,074
Loss on foreign currency translation of foreign operations	(84,253)	(70,789)
Remeasurement of the net defined benefit liability	(230,740)	(197,579)
Cash flow hedges	(253)	(10,371)

Sub-total	159,656	102,020

Treasury shares	(34,113)	(34,113)
Other capital adjustments	(1,615,210)	(1,615,210)

Total	(1,489,667)	(1,547,303)

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2016
	Beginning balance	Increase (decrease)(*)	Reclassification adjustments(*)	Income tax effect	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	374,685	178,393	(56,077)	(24,795)	472,206
Share of other comprehensive income (loss) of joint ventures and associates	6,074	(3,209)	—	(169)	2,696
Gain (loss) on foreign currency translation of foreign operations	(70,789)	(17,202)	—	3,738	(84,253)
Remeasurement of the net defined benefit liability	(197,579)	(43,716)	—	10,555	(230,740)
Cash flow hedges	(10,371)	10,118	—	—	(253)

Total	102,020	124,384	(56,077)	(10,671)	159,656

	For the three months ended March 31, 2015
	Beginning balance	Increase (decrease)(*)	Reclassification adjustments(*)	Income tax effect	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	300,994	116,665	(38,715)	(14,150)	364,794
Share of other comprehensive income (loss) of joint ventures and associates	2,779	11,900	—	(2,880)	11,799
Gain (loss) on foreign currency translation of foreign operations	(107,721)	(13,130)	—	2,717	(118,134)
Remeasurement of the net defined benefit liability	(119,375)	(78,904)	—	19,095	(179,184)
Cash flow hedges	(10,371)	—	—	—	(10,371)

Total	66,306	36,531	(38,715)	4,782	68,904

(*)	For the change in gain (loss) on valuation of AFS financial assets, “increase” (decrease) represents change due to the valuation during the period, and “reclassification adjustments” explains disposal or recognition of impairment losses on AFS financial assets.

31.	RETAINED EARNINGS

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		March 31, 2016	December 31, 2015
Legal reserve	Legal reserve	1,622,754	1,528,754
	Other legal reserve	44,633	43,132

	Sub-total	1,667,387	1,571,886

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	7,073,104	7,249,104
	Regulatory reserve for credit loss	2,255,252	1,756,142
	Revaluation reserve	753,909	760,366
	Other voluntary reserve	11,700	11,700

	Sub-total	10,337,365	10,020,712

Retained earnings before appropriation		1,945,860	2,133,524

	Total	13,950,612	13,726,122

i.	Legal reserve

In accordance with the Banking Act, legal reserve are appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh, and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

iv.	Reserve for financial structure improvement

In 2002, the Finance Supervisory Services recommended banks in Korea to appropriate at least 10 percent of net income after accumulated deficit for financial structure improvement, until simple capital ratio equals 5.5 percent. This reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital.

v.	Additional reserve and other voluntary reserve

Additional reserve and other voluntary reserve were appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Bank discloses such short fall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the board of directors to be the recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting K-IFRS.

(2)	Changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Beginning balance	13,726,122	14,165,358
Net attributable to owners	443,292	290,781
Dividends on common stock	(168,317)	(336,635)
Dividends on hybrid securities	(50,485)	(39,809)
Appreciation of other capital surplus	—	(806,640)

Ending balance	13,950,612	13,273,055

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if the estimated provisions for credit loss under K-IFRS for the accounting purpose are lower than those in accordance with the provisions under the RSBB, the Group shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Beginning balance	2,255,252	1,756,142
Planned provision of regulatory reserve for credit loss	18,032	499,110

Ending balance	2,273,284	2,255,252

(2)	Planned reserves provided, adjusted net income after the planned reserves provided and adjusted earnings per share after the planned reserves provided are as follows (Unit: Korean Won in millions, except for earnings per share amount):

	For the three months ended March 31
	2016	2015
Net income	446,504	299,951
Provision of regulatory reserve for credit loss	18,032	204,975
Adjusted net income after the provision of regulatory reserve	428,472	94,976
Adjusted EPS after the provision of regulatory reserve (Unit: Korean Won)	562	82

33.	DIVIDENDS

At the shareholders’ meeting on March 25, 2016, dividend payment for the year ended December 31, 2015 amounting to 168,317 million Won (250 Won per share) has been approved.

34.	NET INTEREST INCOME

(1)	Interest income recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Financial assets at FVTPL	15,148	16,673
AFS financial assets	89,377	97,438
HTM financial assets	96,849	106,364
Loans and receivables:
Interest on due from banks	17,206	24,299
Interest on loans	1,922,675	1,946,542
Interest of other receivables	10,253	12,054

Sub-total	1,950,134	1,982,895

Total	2,151,508	2,203,370

(2)	Interest expense recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Interest on deposits due to customers	667,704	781,272
Interest on borrowings	55,572	57,241
Interest on debentures	155,588	191,930
Interest expense on others	28,983	36,123

Total	907,847	1,066,566

35.	NET FEES AND COMMISSIONS INCOME

(1)	Fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Fees and commissions received (*)	170,006	166,087
Fees and commissions received for provision of guarantee	17,827	19,601
Fees and commissions received on project financing	4,868	2,027
Fees and commissions received on credit card	223,031	196,344
Fees and commissions received on securities	16,632	15,760
Other Fees and commissions received	17,277	15,786

Total	449,641	415,605

(*)	Fees and commissions received include agency commission, fees income from electronic finance, fees income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Fees paid	37,382	26,352
Credit card commissions	179,633	141,117
Securities brokerage commissions	177	162
Others	714	618

Total	217,906	168,249

36.	DIVIDEND INCOME

Dividend income recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Dividend from financial assets at FVTPL	667	684
Dividend from AFS financial assets	66,651	52,378

Total	67,318	53,062

37.	GAINS (LOSSES) ON FINANCIAL ASSETS AT FVTPL

(1)	Details of gains or losses related to financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Gains (losses) on financial assets held for trading	(104,781)	53,674
Gains (losses) of financial assets designated at FVTPL	46,514	(16,060)

Total	(58,267)	37,614

(2)	Gains (losses) on financial assets held for trading are as follows (Unit: Korean Won in millions):

			For the three months ended March 31
			2016	2015
Financial assets at FVTPL	Securities	Gain on valuation	11,731	21,041
		Gain on disposals	4,568	6,273
		Loss on valuation	(1,632)	(2,900)
		Loss on disposals	(2,908)	(2,429)

		Sub-total	11,759	21,985

	Other financial assets	Gain on valuation	7,996	1,591
		Gain on disposals	798	106
		Loss on valuation	(7,830)	(1,599)
		Loss on disposals	(833)	(51)

		Sub-total	131	47

		Total	11,890	22,032

Derivatives (for trading)	Interest rates derivatives	Gain on transactions and valuation	404,351	373,301
		Loss on transactions and valuation	(451,411)	(400,117)

		Sub-total	(47,060)	(26,816)

	Currencies derivatives	Gain on transactions and valuation	2,048,483	677,414
		Loss on transactions and valuation	(2,060,463)	(627,463)

		Sub-total	(11,980)	49,951

	Equity derivatives	Gain on transactions and valuation	33,581	16,012
		Loss on transactions and valuation	(89,218)	(6,515)

		Sub-total	(55,637)	9,497

	Other derivatives	Gain on transactions and valuation	7,876	16,352
		Loss on transactions and valuation	(9,870)	(17,342)

		Sub-total	(1,994)	(990)

		Total	(116,671)	31,642

	Total		(104,781)	53,674

(3)	Gains (losses) on financial assets designated at FVTPL are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Gain (loss) on compound financial instruments:
Loss on disposals of compound financial instruments	(3,340)	(596)
Gain (loss) on valuation of compound financial instruments	49,275	(15,293)

Sub-total	45,935	(15,889)

Gain on other financial instruments:
Gain on valuation of other financial instruments	82	609

Sub-total	82	609

Gain(loss) on other financial instruments:
Gain(loss) on valuation of other financial instruments	497	(780)

Sub-total	497	(780)

Total	46,514	(16,060)

38.	GAINS (LOSSES) ON AFS FINANCIAL ASSETS

Gains (losses) on AFS financial are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Gains on redemption of securities	11	938
Gains on transaction of securities	13,389	19,685
Impairment losses on securities	(4,113)	(50,795)

Total	9,287	(30,172)

39.	IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Impairment losses on loans and receivables, guarantees and loan commitment recognized for credit loss are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Impairment losses due to credit loss	(255,035)	(260,814)
Reversal of provision on (provision provided for) guarantee	74,867	(41,617)
Reversal of provision on (provision provided for) loan commitment	(42)	3,152

Total	(180,210)	(299,279)

40.	OTHER NET OPERATING INCOME (EXPENSES)

(1)	Administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the three months ended March 31
			2016	2015
Employee benefits	Short term employee benefits	Salaries	322,045	307,159
		Employee benefits	86,965	88,470
	Retirement benefit service costs		39,547	33,687
	Redundancy payments		386	356

	Sub-total		448,943	429,672

Depreciation and amortization			71,926	63,021
Other administrative expenses	Rent		79,408	68,637
	Taxes and dues		27,364	27,643
	Service charges		57,459	52,905
	IT expenses		17,189	20,078
	Telephone and communication expenses		14,945	14,425
	Operating promotion expenses		11,508	11,376
	Advertising		13,020	7,722
	Printing		2,266	2,600
	Traveling expenses		2,413	2,449
	Supplies		1,523	1,402
	Insurance premium		1,794	1,776
	Reimbursement		4,116	2,584
	Maintenance		3,574	3,508
	Water, light and heating		4,463	4,783
	Vehicle maintenance		2,264	2,316
	Others		8,268	10,110

	Sub-total		251,574	234,314

	Total		772,443	727,007

(2)	Other operating income recognized is as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Gains on transaction of foreign exchange	1,511,325	588,000
Gains on disposal of loans and receivables	62,707	38,994
Gains on transactions of derivatives	78,909	51,733
Gains on fair value hedged items	25,183	5,051
Others (*)	49,910	35,079

Total	1,728,034	718,857

(*)	Other income includes such income amounting to 43,049 million Won and 27,819 million Won for the three months ended March 31, 2016 and 2015, respectively, that the Group recognized for it is to receive from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Losses on transaction of foreign exchange	1,413,330	570,633
KDIC deposit insurance fees	71,027	64,962
Contribution to miscellaneous funds	75,098	84,512
Losses on disposal of loans and receivables	5	13
Losses related to derivatives	25,571	4,535
Losses on fair value hedged items	86,250	52,125
Others (*)	41,580	63,159

Total	1,712,861	839,939

(*)	Other expense includes such expenses amounting to 27,084 million Won for the three months ended March 31, 2016 that the Group recognized for it is to carry out a payment to other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

41.	OTHER NON-OPERATING INCOME (EXPENSES)

(1)	Details of gain or loss on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Gain on valuation	6,702	7,622
Loss on valuation	(6,752)	(25,894)
Impairment loss	—	(11,067)

Total	(50)	(29,339)

(2)	Other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Other non-operating income	39,976	178,197
Other non-operating expenses	(30,819)	(52,621)

Total	9,157	125,576

(3)	Other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Rental fee income	1,900	2,158
Gains on disposal of investment in joint ventures and associates	1,199	—
Gains on disposal of premises and equipment and other assets	217	99
Reversal of impairment loss on premises and equipment and other assets	2,385	303
Others(*)	34,275	175,637

Total	39,976	178,197

(*)	Other income includes such income amounting to 132,784 million Won for the three months ended March 31, 2016 that the Group received in accordance with the final irrevocable judgment for the payment of commitment (Note 44).

(4)	Other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Depreciation on investment properties	909	1,003
Interest expenses of rent leasehold deposits	127	205
Losses on disposal of premises and equipment and other assets	1,730	622
Impairment losses on premises and equipment and other assets	28	65
Donation	15,203	10,795
Others	12,822	39,931

Total	30,819	52,621

42.	INCOME TAX EXPENSE

(1)	Income tax expenses are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Current tax expense
Current tax expense in respect of the current year	86,240	56,554
Adjustments recognized in the current period in relation to the current tax of prior periods	(22,219)	(7,200)

Sub-total	64,021	49,354

Deferred tax expense
Deferred tax expense (benefit) relating to the origination and reversal of temporary differences	64,795	38,324
Deferred tax charged direct to equity	(9,959)	5,904

Sub-total	54,836	44,228

Income tax expense	118,857	93,582

(2)	Income tax expense can be reconciled to net income before income tax expense as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Net income before income tax expense	565,361	393,533
Tax calculated at statutory tax rate (*)	136,355	94,773
Adjustments
Effect of income that is exempt from taxation	(20,841)	(11,990)
Effect of expense that is not deductible in determining taxable profit	18,760	11,879
Effect from the recognition of loss carry-forward and net taxable differences due to investments in subsidiaries and joint ventures that has not been recognized in the previous periods	(22,219)	(7,200)
Others	6,802	6,120

Sub-total	(17,498)	(1,191)

Income tax expense	118,857	93,582

Effective tax rate	21.0%	23.8%

(*)	Applicable income tax rate; 1) 11% for below 200 million Won, 2) 22% for from 200 million Won to 20 billion Won and 3) 24.2% for above 20 billion Won.

(3)	Deferred tax charged direct to equity is as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Loss on valuation of available-for-sale financial assets	(137,126)	(112,495)
Share of other comprehensive income (loss) of joint ventures and associates	(556)	(387)
Foreign currency translation of foreign operations	27,053	22,923
Remeasurements of the net defined benefit liability	73,130	62,575

Total	(37,499)	(27,384)

43.	EARNINGS PER SHARE (“EPS”)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS and number of shares):

	For the three months ended March 31
	2016	2015
Net income attributable to common shareholders	443,292	290,781
Dividends to hybrid securities	(50,485)	(39,809)
Net income attributable to common shareholders	392,807	250,972
Weighted average number of common shares outstanding	673 million shares	673 million shares
Basic Earnings Per Share	584	373

Diluted EPS is equal to basic EPS because there is no dilution effect for the three months ended March 31, 2016 and 2015.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follow (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Confirmed guarantees
Guarantee for loans	100,294	108,176
Acceptances	556,529	618,365
Letters of guarantees	86,593	100,084
Other confirmed guarantees	7,993,940	8,242,622

Total	8,737,356	9,069,247

Unconfirmed guarantees
Local letter of credit	319,241	422,812
Letter of credit	4,037,059	4,258,672
Other unconfirmed guarantees	1,694,664	1,949,571

Total	6,050,964	6,631,055

CP purchase commitments and others	1,481,797	1,615,141

(2)	Details of loan commitments and others are as follow (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Loan commitments	87,349,259	88,211,580
Other commitments	5,241,100	5,371,320

(3)	Litigation case

1)	The Group had filed lawsuits as follows (Unit: Korean Won in millions except for number of cases):

	March 31, 2016		December 31, 2015
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases	125 cases	236 cases	130 cases	269 cases
Amount of litigation	315,145	178,112	350,899	190,219
Allowance for litigations		5,833		4,872

2)	As of March 31, 2016, the Group (Woori Bank), along with other 13 financial institutions including Seoul Guarantee Insurance, has filed a lawsuit against Samsung Group and its associates as defendant in respect of the claim of return of guaranteed fund which was related to the filing of court administration of Renault Samsung Motors. With respect to the lawsuit, on January 29, 2015, the supreme court of Korea made final judgment that the plaintiff should pay the guaranteed fund to the Group and other financial institutions. The amount that the Group is to be paid, 132,784 million Won, is recognized as gain in 2015, in accordance with K-IFRS 1037 Provisions, contingent liabilities and contingent assets.

(4)	Others

The Group operates Korean Won currency settlement service as for commercial trade settlements between Korea and Iran. In accordance with the submission request of information from U.S. prosecutors (U.S. Federal Prosecutors and Prosecutors of the New York State), the Group is currently performing its own internal investigation to confirm if the Group is meeting the requirements on sanction of U.S. Government in respect of its service operation. As at the end of December 31, 2016, the Group believes that it cannot make reasonable estimation due to possible results from such investigation.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Group and assets and liabilities recognized and major transactions with related parties during the current and prior period are as follows:

(1)	Related parties

Controlling party (Government related entity)	Joint ventures and associates
Korea deposit insurance corporation (KDIC)

Woori Renaissance Holdings,

Woori Blackstone Korea Opportunity No. 1 Private Equity Fund,

Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd.,

Woori Service Networks Co., Ltd., Kumho Tires Co., Ltd.,

United PF 1st Corporate Financial Stability,

Chin Hung International, Inc., Poonglim Co., Ltd.,

Hana Construction Co., Ltd.,

STX Engine Co., Ltd., Samho International Co., Ltd.,

Force TEC Co., Ltd., Woori Columbus 1st Private Equity Fund,

STX Corporation, Osung LST Co., Ltd. Dongwoo C & C Co., Ltd.,

SJCO Co., Ltd., Il Yang Construction Co., Ltd.,

G2 Collection Co., Ltd., Saman Corporation, The Base Enterprise Co., Ltd., Orient Star Logistics Co., Ltd., Heungjiwon Co., Ltd.,

Kyesan Engineering Co., Ltd., Good Software Lap Co., Ltd.,

Wongwang Co., Ltd.,

Sejin Construction Co., Ltd., K-Growth crowd 2step Fund

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		A title of account	March 31, 2016	December 31, 2015
Controlling party (Government related entity)	KDIC	Loans	4	30
		Other assets	420,083	510,193
		Deposits	868,393	930,231
		Other liabilities	9,773	9,812

Joint ventures	Woori Renaissance Holdings	Other assets	—	2,416

Associates	Kumho Tires Co., Ltd.	Loans	315,025	280,333
		Allowance for credit loss	(624)	(553)
		Deposits	78,474	67,815
		Other liabilities	58	116

	Korea Credit Bureau Co., Ltd.	Loans	5	7
		Deposits	10,012	9,038
		Other liabilities	56	54

	Korea Finance Security Co., Ltd.	Loans	31	51
		Deposits	1,078	1,468
		Other liabilities	9	7

	Woori Service Networks Co., Ltd.	Loans	25	27
		Deposits	2,549	3,821
		Other liabilities	380	381

	United PF 1st Corporate Financial Stability	Deposits	40	20

	Woori Blackstone Korea Opportunity No. 1 Private Equity Fund	Other assets	31	175
		Other liabilities	934	934

	Woori Columbus 1st Private Equity Fund	Loans	11	—
		Other assets	682	546

Related party		A title of account	March 31, 2016	December 31, 2015
Associates	Chin Hung International Inc.	Loans	5,471	5,499
		Allowance for credit loss	(4,802)	(4,768)
		Deposits	3,118	1,378
		Other liabilities	249	223

	Poonglim Industrial Co., Ltd.	Loans	1,520	1,557
		Allowance for credit loss	(1,520)	(1,557)
		Deposits	5,689	7,906
		Other liabilities	—	5

	Samho International Co., Ltd.	Loans	38,746	43,484
		Allowance for credit loss	(5,243)	(5,883)
		Deposits	39,472	96,281
		Other liabilities	1,124	990

	Force TEC Co., Ltd.	Loans	27,520	28,562
		Allowance for credit loss	(18,765)	(6,252)
		Deposits	155	355
		Other liabilities	183	1,207

	Hana Engineering & Construction Co., Ltd.	Loans	71	71
		Allowance for credit loss	(71)	(71)
		Deposits	40	38

	STX Engine Co., Ltd.	Loans	127,494	120,706
		Allowance for credit loss	(27,106)	(25,665)
		Deposits	7,434	5,167
		Other liabilities	586	608

	STX Corporation	Loans	139,331	151,829
		Allowance for credit loss	(28,369)	(19,186)
		Deposits	20,751	13,643
		Other liabilities	219	221

	Osung LST Co., Ltd.	Loans	5,639	5,639
		Allowance for credit loss	(338)	(338)
		Deposits	1,188	983
		Other liabilities	—	2

	Ilyang Construction Co., Ltd.	Loans	—	838
		Allowance for credit loss	—	(215)

	Kyesan Engineering Co., Ltd	Loans	251	—
		Allowance for credit loss	(199)	—

	Good Software Lap Co., Ltd.	Loans	7	—
		Allowance for credit loss	(7)	—

	Dongwoo C & C Co., Ltd.	Loans	1	—
		Allowance for credit loss	(1)	—
		Deposits	2	—

	The Base Enterprise Co., Ltd.	Loans	438	—
		Allowance for credit loss	(10)	—

	Heungjiwon Co., Ltd.	Deposits	43	—

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the three months ended March 31
Related party		A title of account	2016	2015
Controlling party (Government related entity)	KDIC	Interest income	3,722	5,876
		Interest expenses	4,316	5,701
Associates	Kumho Tires Co., Ltd.	Interest income	695	664
		Fees income	9	8
		Interest expenses	18	64
		Impairment losses due to credit loss (reversal of allowance for credit loss)	51	(183)

	Korea Finance Security Co., Ltd.	Interest expenses	2	11
		Fees expenses	25	24
		Reversal of allowance for credit loss	—	(3)

	Korea Credit Bureau Co., Ltd.	Interest expenses	40	15

	Woori Service Networks Co., Ltd.	Other income	7	7
		Interest expenses	14	21
		Fees expenses	233	191
		Other expenses	58	75
		Reversal of allowance for credit loss	—	(2)

	Woori Blackstone Korea Opportunity No.1 Private Equity Fund	Fees income	31	584

	Woori Columbus 1st Private Equity Fund	Fees income	136	135

	Chin Hung International Inc.	Interest income	67	379
		Fees income	1	1
		Interest expenses	3	10
		Impairment losses due to credit loss (reversal of allowance for credit loss)	61	(374)

	Poonglim Industrial Co., Ltd.	Interest expenses	2	4
		Reversal of allowance for credit loss	(37)	(2,236)

	Samho International Co., Ltd.	Interest income	227	225
		Fees income	4	5
		Interest expenses	145	315
		Impairment losses due to credit loss (reversal of allowance for credit loss)	(502)	531

	Force TEC Co., Ltd.	Interest income	65	62
		Impairment losses due to credit loss (reversal of allowance for credit loss)	11,489	(182)

	STX Engine Co., Ltd.	Interest income	335	535
		Fees income	29	45
		Interest expenses	6	12
		Impairment losses due to credit loss	1,954	606

			For the three months ended March 31
Related party		A title of account	2016	2015

Associates	STX Corporation	Interest income	318	450
		Fees income	30	—
		Interest expenses	2	1
		Impairment losses due to credit loss	9,237	1,420

	Osung LST Co., Ltd.	Interest income	56	56
		Interest expenses	—	7
		Reversal of allowance for credit loss	—	(72)

	Kyesan Engineering Co., Ltd.	Impairment losses due to credit loss	3	—

	Good Software Lap Co., Ltd.	Impairment losses due to credit loss	7	—

	Dongwoo C & C Co., Ltd.	Impairment losses due to credit loss	1	—

(4)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
KDIC	1,500,496	1,500,470	Loan commitment
Kumho Tires Co., Inc.	10,036	11,623	Letter of credit
	104,830	143,756	Loan commitment
Korea Finance Security Co., Ltd.	229	209	Loan commitment
Korea Credit Bureau Co., Ltd.	30	28	Loan commitment
Woori Service Networks Co., Ltd.	175	173	Loan commitment
Chin Hung International Inc.	40,875	40,847	Loan commitment
STX Engine Co., Ltd	52,624	74,135	Letter of credit
	25,992	13,019	Loan commitment
SamHo Co., Ltd.	33,215	28,976	Loan commitment
Force TEC Co., Ltd.	207	5,954	Loan commitment
STX corporation	23,697	23,235	Letter of credit and others
	8,391	9,131	Loan commitment

For the guarantee provided to the related parties, the Group recognized provisions for guarantees amounting to 8,698 million Won and 10,122 million Won, respectively, as of March 31, 2016 and December 31, 2015.

(5)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Short term benefits	2,237	1,689
Severance payments	87	116

Total	2,324	1,805

Key management includes registered executives and non-registered executives. Outstanding assets and liabilities from transactions with key management amount to 994 million Won and 2,283 million Won, respectively, and with respect to the assets, the Group has not recognized any allowance, nor provision.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Group are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	March 31, 2016	December 31, 2015	For the three months ended March 31, 2016	For the three months ended March 31, 2015
Trust accounts	37,465,446	34,135,580	189,211	278,795

(2)	Receivables and payables from the transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Receivables
Trust fees receivables	22,146	18,704
Payables
Borrowings from trust accounts	2,981,211	3,794,847

(3)	Significant transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Revenue
Trust fees	14,208	11,508
Expense
Interest expenses on borrowings from trust accounts	13,116	16,288

(4)	Principal guaranteed trusts and principal and fixed rate of return guaranteed trusts

1)	The carrying value of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Principal guaranteed trusts
Old-age pension trusts	5,136	5,235
Personal pension trusts	520,026	523,544
Pension trusts	695,493	681,868
Retirement trusts	62,581	64,921
New personal pension trusts	8,697	8,540
New old-age pension trusts	3,243	3,376

Sub-total	1,295,176	1,287,484

Principal and fixed rate of return guaranteed trusts
Development trusts	19	19
Unspecified money trusts	755	782

Sub-total	774	801

Total	1,295,950	1,288,285

2)	The amounts that the Group has to pay by the capital guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Liabilities for the account (subsidy for trust account adjustment)	7	26

47.	PROMOTING PRIVATIZATION PLAN

Pursuant to the privatization plan of Woori Finance Holdings Co., Ltd., which was decided at the Public Fund Oversight Committee (the “PFOC”) on June 26, 2013, the Group has disposed its subsidiaries. Kwangju Bank and Kyongnam Bank were demerged as of May 1, 2014, and from March 2014 to June 2014, Woori Investment & Securities Co., Ltd., Woori Aviva Life Insurance Co., Ltd., Woori Savings Bank, Woori Asset Management, Woori Financial and Woori F&I were disposed in due order.

With respect to the privatization of Woori Bank, on June 23, 2014, the Public Fund Oversight Committee (“PFOC”) announced the plan that comprised the merger between Woori Finance Holdings Co., Ltd. (“Holding Company”) and Woori Bank and the disposal of controlling interests (30% of ownership) and non-controlling interests (26.97% of ownership), respectively, of Woori Bank after newly listing its shares on the stock exchange. Pursuant to the plan, the Bank merged with the Holding Company as of November 1, 2014, and completed its listing on Korea Stock Exchange on November 19, 2014.

On November 28, 2014, KDIC commenced the bidding procedure for the disposal of controlling interests and non-controlling interests of the Bank. Since only the bidding for the non-controlling interests was successful, KDIC’s ownership of the Bank decreased from 56.97% to 51.04%. By the way, as the retirement of treasury stocks on October 2015, KDIC’s ownership of the Bank changed to 51.06% as of December 31, 2015.

On July 21, 2015, the PFOC, a deliberative body in charge of privatizing Woori Bank, held a meeting to discuss means to promote the privatization plan, and announced a plan to take a two-track approach to sell the stake. To maximize the retrieval of public fund initially invested, promotion of privatization schedule and development of financial industry, the PFOC is considering a new approach of selling parts out of the government’s stake to multiple buyers in smaller portions, as well as its previous plan of selling the controlling stake to a single buyer. The government has a strong commitment in carrying forward the sale of Woori Bank and will continue to make utmost effort to privatize Woori Bank as early as possible. The specifics of the plan will be discussed with PFOC in the future.

In addition, Financial Services Commission (“FSC”) announced the amendment on normalization of business MOU, which aimed to promote improvement of corporate value through enhancing managerial autonomy of the Group on October 2, 2015, and subsequent to the announcement, revised the Enforcement Decree of the Special Act on the Management of Public Funds on March 29, 2016. FSC and KDIC intend to take every possible measure to privatize Woori Bank.

48.	AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT PLAN

(1)	Since December 30, 2000, the Bank and the KDIC have entered into an agreement to implement management plans. Under the agreements, the Group is obligated to improve its respective financial ratios, such as Bank of International Settlements (“BIS”) capital ratio, general and administrative ratio, non-performing loan rate. If the Group fails to make improvements, the KDIC can enforce the Group to increase or decrease its capital, pursue mergers, transfer of loans and deposits, or close or sell parts of its business operations.

(2)	In addition, since July 2, 2001, in order to establish efficient integrated structure of the Group, the Group and the KDIC have entered into an agreement to implement management plans, which incorporate establishment of corporate governance and business management system, improvement of short-term operational performance, strengthening the Group’s competitiveness and pursuance of privatization plan, meeting the financial ratio objectives, and penalties in case the Group does not meet such management plans.